1-14525

AR/S





03057968

MAY 5 2003

VORNADO OPERATING COMPANY

ANNUAL REPORT TO STOCKHOLDERS

2002


SEC MAIL RECEIVED PROCESSING SECTION
MAY 05 2003
WASH. D.C.
184



AK|S

EXHIBIT INDEX ON PAGE 67
Conformed Copy (Financial Statement Schedules and Exhibits Omitted)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number: 001-14525

VORNADO OPERATING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	22-3569068
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
888 Seventh Avenue, New York, New York	10019
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (212) 894-7000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.01 per share	American Stock Exchange
Stock purchase rights	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES X NO ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in rule 12b-2 of the Act). YES __ NO X

The aggregate market value of the voting and non-voting common shares held by non-affiliates of the registrant as of June 28, 2002, was $3,135,166.

As of February 1, 2003, there were 4,068,924 shares of the registrant's common stock, par value $.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III: Proxy Statement for Annual Meeting of Stockholders to be held on May 28, 2003.

CRGH

TABLE OF CONTENTS

[1]These items are omitted in part or in whole because the Registrant will file a definitive Proxy Statement pursuant to Regulation 14A under the Securities Exchange Act of 1934 involving the election of directors with the Securities and Exchange Commission not later than 120 days after December 31, 2002, which is incorporated by reference herein. Information relating to executive officers of the Registrant appears on page 12 of this Annual Report on Form 10-K.

Certain statements contained herein constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not guarantees of performance. Our future results, financial condition and business may differ materially from those expressed in these forward-looking statements. You can find many of these statements by looking for words such as "believes", "expects", "anticipates", "estimates", "intends", "plans" or similar expressions in this Annual Report on Form 10-K. These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Many of the factors that will determine these items are beyond our ability to control or predict. Factors that might cause such a material difference include, but are not limited to: (a) the Company's limited operating history; (b) restrictions on the Company's business and future opportunities; (c) dependence upon Vornado Realty Trust ("Vornado"); (d) the substantial influence of the Company's controlling stockholders and conflicts of interest; (e) bankruptcy of the Company's joint venture partner, Crescent Operating, Inc.; (f) risks associated with potential investments and ability to manage those investments; (g) competition; (h) the Company's obligations under the Revolving Credit Agreement with Vornado; (i) AmeriCold Logistics' obligations under the lease agreements with the Vornado REIT/Crescent REIT Partnership; (j) the Company's limited financial resources; (k) dependence on key personnel; (l) potential anti-takeover effects of the Company's charter documents, the Company's Stockholder Protection Rights Plan and applicable law; (m) dependence on distributions from subsidiaries; (n) potential costs of compliance with environmental laws; (o) changes in the general economic climate; and (p) government regulations.

For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K or the date of any document incorporated by reference. All subsequent written and oral forward-looking statements attributable to the Company or any person acting on the Company's behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this paragraph. The Company does not undertake any obligation to release publicly any revisions to our forward-looking statements to reflect events or circumstances after the date of this Annual Report on Form 10-K.

PART I.

Item 1. *Business*

General

On October 16, 1998, Vornado Realty L.P. (the "Operating Partnership"), a subsidiary of Vornado Realty Trust ("Vornado"), made a distribution of one share of common stock, par value $.01 per share (the "Common Stock"), of Vornado Operating Company, a Delaware corporation (the "Company"), for each 20 units of limited partnership interest of the Operating Partnership (including the units owned by Vornado) held of record as of the close of business on October 9, 1998, and Vornado in turn made a distribution of the Common Stock it received to the holders of its common shares of beneficial interest.

The Company was incorporated on October 30, 1997 as a wholly owned subsidiary of Vornado. In order to maintain its status as a real estate investment trust ("REIT") for federal income tax purposes, Vornado is required to focus principally on investments in real estate assets. Accordingly, Vornado is prevented from owning certain assets and conducting certain activities that would be inconsistent with its status as a REIT. The Company was formed to own assets that Vornado could not itself own and conduct activities that Vornado could not itself conduct. The Company is intended to function principally as an operating company, in contrast to Vornado's principal focus on investments in real estate assets. The Company is able to do so because it is taxable as a regular "C" corporation rather than as a REIT.

The Company operates businesses conducted at properties it leases from Vornado or entities partially owned by Vornado, as contemplated by the agreement, dated as of October 16, 1998, between the Company and Vornado (the "Vornado Agreement"), referred to below. The Company expects to rely on Vornado to identify business opportunities for the Company and currently expects that those opportunities will relate in some manner to Vornado and its real estate investments rather than to unrelated businesses.

The principal executive offices of the Company are located at 888 Seventh Avenue, New York, New York 10019, and its telephone number at that location is (212) 894-7000.

Vornado Agreement and Charter Purpose Clauses

Pursuant to the Vornado Agreement, among other things, (a) Vornado will, under certain circumstances, offer the Company an opportunity to become the lessee of certain real property owned now or in the future by Vornado (under mutually satisfactory lease terms) and (b) the Company will not make any real estate investment or other REIT-Qualified Investment unless it first offers Vornado the opportunity to make such investment and Vornado has rejected that opportunity.

More specifically, the Vornado Agreement requires, subject to certain terms, that Vornado provide the Company with an opportunity (a "Tenant Opportunity") to become the lessee of any real property owned now or in the future by Vornado if Vornado determines in its sole discretion that, consistent with Vornado's status as a REIT, it is required to enter into a "master" lease arrangement with respect to such property and that the Company is qualified to act as lessee thereof. In general, a master lease arrangement is an arrangement pursuant to which an entire property or project (or a group of related properties or projects) is leased to a single lessee. Under the Vornado Agreement, the Company and Vornado will negotiate with each other on an exclusive basis for 30 days regarding the terms and conditions of the lease in respect of each Tenant Opportunity. If a mutually satisfactory agreement cannot be reached within the 30-day period, Vornado may for a period of one year thereafter enter into a binding agreement with respect to such Tenant Opportunity with any third party on terms no more favorable to the third party than the terms last offered to the Company. If Vornado does not enter into a binding agreement with respect to such Tenant Opportunity within such one-year period, Vornado must again offer the Tenant Opportunity to the Company in accordance with the procedures specified above prior to offering such Tenant Opportunity to any other party.

In addition, the Vornado Agreement prohibits the Company from making (i) any investment in real estate (including the provision of services related to real estate, real estate mortgages, real estate derivatives or entities that invest in the foregoing) or (ii) any other REIT-Qualified Investment, unless it has provided written notice to Vornado of the material terms and conditions of the investment opportunity and Vornado has determined not to pursue such investment either by providing written notice to the Company rejecting the opportunity within ten days from the date of receipt of notice of the opportunity or by allowing such ten-day period to lapse. As used herein, "REIT-Qualified Investment" means an investment from which at least 95% of the gross income would qualify under the 95% gross income test set forth in Section 856(c)(2) of the Internal Revenue Code of 1986, as amended (the "Code") (or could be structured to so qualify), and the ownership of which would not cause Vornado to violate the asset limitations set forth in Section 856(c)(4) of the Code (or could be structured not to cause Vornado to violate the Section 856(c)(4) limitations); provided, however, that "REIT-Qualified Investment" does not include an investment in government securities, cash or cash items (as defined for purposes of Section 856(c)(4) of the Code), money market funds, certificates of deposit, commercial paper having a maturity of not more than 90 days, bankers' acceptances or the property transferred to the Company by the Operating Partnership. The Vornado Agreement also requires the Company to assist Vornado in structuring and consummating any such investment which Vornado elects to pursue, on terms determined by Vornado. In addition, the Company has agreed to notify Vornado of, and make available to Vornado, investment opportunities developed by the Company or of which the Company becomes aware but is unable or unwilling to pursue.

Under the Vornado Agreement, Vornado provides the Company with certain administrative, corporate, accounting, financial, insurance, legal, tax, data processing, human resources and operational services. Also, Vornado makes available to the Company, at Vornado's offices, space for the Company's principal corporate office. For these services, the Company compensates Vornado in an amount determined in good faith by Vornado as the amount an unaffiliated third party would charge the Company for comparable services and reimburses Vornado for certain costs incurred and paid to third parties on behalf of the Company. For such services, the Company incurred $330,000, $371,000 and $330,000 in the years ended December 31, 2002, 2001 and 2000, respectively.

Vornado and the Company each have the right to terminate the Vornado Agreement if the other party is in material default of the Vornado Agreement or upon 90 days written notice to the other party at any time after December 31, 2003. In addition, Vornado has the right to terminate the Vornado Agreement upon a change in control of the Company.

The Company's restated certificate of incorporation (the "Charter") specifies that one of its corporate purposes is to perform under the Vornado Agreement and, for so long as the Vornado Agreement remains in effect, prohibits the Company from making any real estate investment or other REIT-Qualified Investment without first offering the opportunity to Vornado in the manner specified in the Vornado Agreement.

Vornado Operating L.P. and Interstate Properties

The Company holds its assets and conducts its business through Vornado Operating L.P., a Delaware limited partnership ("Company L.P."). The Company is the sole general partner of and, as of December 31, 2002, owned a 90.1% partnership interest in Company L.P. All references to the "Company" refer to Vornado Operating Company and its subsidiaries including Company L.P.

Interstate Properties, a New Jersey general partnership ("Interstate"), and its three partners — Steven Roth (Chairman of the Board and Chief Executive Officer of Vornado and the Company), David Mandelbaum (a trustee of Vornado) and Russell B. Wight, Jr. (a trustee of Vornado and a director of the Company) — beneficially owned, in the aggregate, a 9.9% limited partnership interest in Company L.P. and 7.9% of the Common Stock of the Company (excluding shares underlying stock appreciation rights ("SARs") held by Messrs. Roth and Wight for this purpose) as of December 31, 2002. Interstate has the right to have its limited partnership interest in Company L.P. redeemed by Company L.P. either for (a) cash in an amount equal to the fair market value, at the time of redemption, of 447,017 shares of Common Stock or (b) 447,017 shares of Common Stock, in each case as selected by the Company and subject to customary anti-dilution adjustments.

Temperature Controlled Logistics Business ("AmeriCold Logistics")

In October 1997, a partnership (the "Vornado REIT/Crescent REIT Partnership") in which Vornado has a 60% interest and Crescent Real Estate Equities Company ("Crescent") has a 40% interest acquired each of AmeriCold Corporation and URS Logistics, Inc. In June and July 1998, the Vornado REIT/Crescent REIT Partnership acquired the assets of Freezer Services, Inc. and the Carmar Group.

On March 11, 1999, the Company and Crescent Operating, Inc. ("COPI") formed the "Vornado Crescent Logistics Operating Partnership" (which does business under the name "AmeriCold Logistics") to purchase all of the non-real estate assets of the Vornado REIT/Crescent REIT Partnership (the "Landlord") for $48,723,000, of which the Company's 60% share was $29,234,000. The purchase price was proposed by the Landlord. The Boards of Directors of both the Company and COPI approved the transaction after concluding that the price was the fair market value at the time of the transaction. To fund its share of the purchase price, the Company utilized $4,647,000 of cash and borrowed $18,587,000 under its Revolving Credit Agreement with Vornado. The Company paid the balance of $6,000,000 on March 7, 2000.

Subject to confirmation of a plan of reorganization under Chapter 11 of the United States Bankruptcy Code, COPI is expected to transfer its interest in AmeriCold Logistics to an entity to be owned by the shareholders of Crescent. The shareholders of COPI approved the plan of reorganization on March 6, 2003. It is uncertain whether this plan will be confirmed and what effect, if any, this plan and the proposed change in ownership will have on the operation and management of AmeriCold Logistics.

AmeriCold Logistics, headquartered in Atlanta, Georgia, has approximately 6,100 employees and operates 101 temperature controlled warehouse facilities nationwide with an aggregate of approximately 541 million cubic feet of refrigerated, frozen and dry storage space. Of the 101 warehouses, AmeriCold Logistics leases 88 temperature controlled warehouses with an aggregate of approximately 442 million cubic feet of space from the Landlord, and manages 13 additional warehouses containing approximately 99 million cubic feet of space. AmeriCold Logistics provides the food industry with refrigerated warehousing and transportation management services. Refrigerated warehouses are comprised of production, distribution and public facilities. Production facilities typically serve one or a small number of customers, generally food processors which are located nearby. These customers store large quantities of processed or partially processed products in the facilities until they are shipped to the next stage of production or distribution. Distribution facilities primarily warehouse a wide variety of customers' finished products until future shipment to end-users. Each distribution facility generally services the surrounding regional market. Public facilities generally serve the needs of local and regional customers under short-term agreements. Food manufacturers and processors use these facilities to store capacity overflow from their production facilities or warehouses. AmeriCold Logistics' transportation management services include freight routing, dispatching, freight rate negotiation, backhaul coordination, freight bill auditing, network flow management, order consolidation and distribution channel assessment. AmeriCold Logistics' temperature controlled logistics expertise and access to both frozen food warehouses and distribution channels enable its customers to respond quickly and efficiently to time-sensitive orders from distributors and retailers.

AmeriCold Logistics' customers consist primarily of national, regional and local food manufacturers, distributors, retailers and service organizations. A breakdown of AmeriCold Logistics' largest customers follows:

	Percentage of 2002 Revenue
H.J. Heinz & Co.	16%
ConAgra, Inc.	11
Philip Morris Companies, Inc.	8
Tyson Foods, Inc.	5
Sara Lee Corp.	5
McCain Foods, Inc.	4
General Mills, Inc.	4
Flowers Industries, Inc.	3
J.R. Simplot Co.	3
Farmland Industries, Inc.	2
Other	39
Total	100%

AmeriCold Logistics faces national, regional and local competition. Breadth of service, warehouse locations, customer mix, warehouse size, service performance and price are major competitive factors.

Management of AmeriCold Logistics

Alec C. Covington became the President and Chief Executive Officer of AmeriCold Logistics in May 2001. Mr. Covington, age 46, was formerly an Executive Vice President of SUPERVALU Inc. (NYSE:SVU) and President and Chief Operating Officer of the SUPERVALU food distribution companies division. Previously, he was the President and Chief Operating Officer of the wholesale division of Richfood Holdings, Inc. until it was acquired by SUPERVALU in the fall of 1999. He has more than 25 years of wholesale, retail, and supply-chain management experience in the food industry.

Jonathan C. Daiker became the Chief Financial Officer of AmeriCold Logistics in October 2001. Previously, Mr. Daiker served for five years as Executive Vice President and Chief Financial Officer of the Simmons Company, a manufacturer and distributor of mattresses. Prior thereto, from 1981 to 1995, he held subsidiary and unit Chief Financial Officer positions with Phillips Electronics N.V., a consumer electronics company. Mr. Daiker, a certified public accountant, began his career with Price Waterhouse & Company.

AmeriCold Logistics' Leases with the Landlord
(Data in this section represents 100% of AmeriCold Logistics, of which the Company's share is 60%)

AmeriCold Logistics entered into leases with the Landlord covering 88 of the warehouses used in this business. The leases, which commenced in March 1999, as amended, generally have 15-year terms with two five-year renewal options and provide for the payment of fixed base rent and percentage rent based on revenue from customers. The leases provide for fixed base rents of approximately $136,000,000 in 2000, $137,000,000 per annum from 2001 through 2003, $140,000,000 per annum from 2004 through 2008, $145,000,000 per annum for 2009, $142,000,000 per annum for 2010, and $139,000,000 per annum from 2011 through February 2014. Percentage rent for each lease is based on a specified percentage of revenues in excess of a specified base amount. The aggregate base revenue amount under five of the six leases is approximately $350,000,000, and the weighted average percentage rate is approximately 36% through 2003, approximately 38% from 2004 through 2008 and approximately 40% from 2009 through February 2014. The aggregate base revenue amount under the sixth lease is approximately $32,000,000 through 2001, and approximately $26,000,000 from 2002 through February 2014, and the percentage rate is 24% through 2001, 37.5% from 2002 through 2006, 40% from 2007 through 2011 and 41% from 2012 through February 2014. The fixed base rent for each of the two five-year renewal options is equal, generally, to the greater of the fair market rent at that time and the fixed base rent for the immediately preceding lease year plus 5%.

On February 22, 2001, AmeriCold Logistics' leases with the Landlord were restructured to, among other things, (i) reduce 2001 contractual rent to $146,000,000 ($14,500,000 less than 2000 contractual rent), (ii) reduce 2002 contractual rent to $150,000,000 (plus additional contingent rent in certain circumstances), (iii) increase the Landlord's share of annual maintenance capital expenditures by $4,500,000 to $9,500,000 effective January 1, 2000 and (iv) extend the deferred rent period to December 31, 2003 from March 11, 2002.

AmeriCold Logistics is required to pay for all costs arising from the operation, maintenance and repair of the properties, including all real estate taxes and assessments, utility charges, permit fees and insurance premiums, as well as property capital expenditures in excess of $9,500,000 annually.

AmeriCold Logistics has the right to defer the payment of 15% of annual fixed base rent and all percentage rent until December 31, 2003 to the extent that available cash, as defined in the leases, is insufficient to pay such rent. Pursuant thereto, AmeriCold Logistics' deferred rent liability at December 31, 2002, net of the waived rent discussed below, is as follows:

(amounts in thousands)	Total		The Company's Share	
Deferred during 2002	$	32,248	$	19,349
Aggregate deferral at December 31, 2001		8,335		5,001
	$	40,583	$	24,350

In the three months ended December 31, 2001, AmeriCold Logistics reversed $25,469,000 of the rent expense recorded in 2001. This resulted from the Landlord waiving its rights to collect this portion of the rent. Further, the Landlord waived $14,343,000 of the rent expense recorded by AmeriCold Logistics in 2000; AmeriCold Logistics recorded this amount as income in the three months ended December 31, 2001. The aggregate amount waived by the Landlord of $39,812,000 (of which the Company's share is $23,887,000) represents a portion of the rent due under the leases, which AmeriCold Logistics deferred in such years.

On January 23, 2002, four of the leases with the Landlord were combined into one lease. This did not affect total contractual rent due under the combined leases.

On March 7, 2003, AmeriCold Logistics and the Landlord extended the deferred rent period to December 31, 2004 from December 31, 2003.

Severance and Relocation Costs

In the year ended December 31, 2001, AmeriCold Logistics recorded a charge of $8,895,000 (of which the Company's share is $5,337,000) comprised of (i) severance and relocation costs associated with a management restructuring and (ii) expenses arising from the consolidation of a portion ofthe corporate office in Portland, Oregon into AmeriCold Logistics' Atlanta, Georgia headquarters. Severance related charges were for the termination of 199 employees, located primarily in the Atlanta and Portland offices. In 2002, AmeriCold Logistics reduced the charge by $949,000 (of which the Company's share is $569,000).

Dispositions

On December 31, 2002, Vornado Realty Trust ("Vornado") and Crescent Real Estate Equities Company ("Crescent") formed a new joint venture in which Vornado holds a 44% interest and Crescent holds a 56% interest. This new joint venture acquired AmeriCold Logistics' Carthage, Missouri and Kansas City, Kansas limestone quarries for $20,000,000, the appraised value. The purchase price consisted of $8,929,000 in cash and the cancellation of $11,071,000 of notes owed by AmeriCold Logistics to Crescent. AmeriCold Logistics recognized a gain of $2,225,000 (of which the Company's share is $1,335,000). AmeriCold Logistics used $8,800,000 of the cash proceeds to repay a portion of its loans from the Company. The Company recognized a gain on the repayment from AmeriCold Logistics of $8,608,000 as the loans were previously reduced by equity in losses of AmeriCold Logistics. Additionally, AmeriCold Logistics entered into a management agreement with the joint venture to manage and operate the quarries for an annual management fee of approximately $200,000 plus all direct expenses incurred as operator of the quarries. The agreement is for a term of one year and automatically renews for additional one-year periods unless terminated by either party. The Company used the $8,800,000 repayment from AmeriCold Logistics and $700,000 of its cash to repay $7,685,000 of principal and $1,815,000 of interest and commitment fees under the Revolving Credit Agreement with Vornado ("Revolving Credit Agreement").

On December 31, 2002, AmeriCold Logistics sold, without recourse, accounts receivable of $5,720,000 to Vornado and Crescent's new joint venture for $5,600,000 in cash. AmeriCold Logistics recognized a loss of $120,000 on the sale (of which the Company's share is $72,000). AmeriCold Logistics also agreed to act as agent to collect the accounts receivable. The Company does not believe that any significant servicing asset or liability exists

Cash Resources

At December 31, 2002, the Company's investments in and advances to AmeriCold Logistics, excluding interest receivable, were fully absorbed by the Company's cumulative share of comprehensive losses of AmeriCold Logistics. AmeriCold Logistics has reported losses since its inception and, at December 31, 2002, the Company's share of AmeriCold Logistics' partners' deficit was $24,980,000, which includes $24,350,000 of deferred rent to its Landlord (rent recognized as expense but not paid in cash). On March 7, 2003, AmeriCold Logistics and the Landlord extended the deferred rent period to December 31, 2004. Based on its right to defer rent, management of AmeriCold Logistics anticipates it will have sufficient cash flows to operate at least through December 31, 2003. AmeriCold Logistics anticipates that in 2003 the Landlord will restructure the leases to provide additional cash flow. Further, the management of AmeriCold Logistics is also considering the financing of certain trade receivables and equipment and the sale of certain warehouse operations. In the absence of such financings and sales and the anticipated lease restructuring, AmeriCold Logistics will not have the ability to distribute funds to the Company and in turn, the Company will not have resources sufficient to repay its $23,834,000 loan from Vornado due December 31, 2004.

<u>Terms of the Vornado Crescent Logistics Operating Partnership</u>

Vornado is the day-to-day liaison to the management of AmeriCold Logistics. AmeriCold Logistics pays Vornado an annual fee of $487,000, which is based on the temperature controlled logistics operating assets acquired by AmeriCold Logistics on March 11, 1999. This fee increases by an amount equal to 1% of the cost of new acquisitions, including transaction costs. AmeriCold Logistics provides financial statement preparation, tax and similar services to the Vornado REIT/Crescent REIT Partnership. For such services, AmeriCold Logistics has received fees of $273,000, $268,000 and $255,000 in 2002, 2001 and 2000, respectively.

The Company must obtain COPI's approval for specified matters involving AmeriCold Logistics, including approval of the annual budget, requiring specified capital contributions, entering into specified new leases or amending existing leases, selling or acquiring specified assets and any sale, liquidation or merger of AmeriCold Logistics. If the partners fail to reach an agreement on certain matters during the period through October 30, 2007, the Company may set a price at which it commits to either buy COPI's investment, or sell its own, and COPI will decide whether to buy or sell at that price. If the partners fail to reach agreement on such matters after October 30, 2007, either party may set a price at which it commits to either buy the other party's investment, or sell its own, and the other party will decide whether to buy or sell at that price.

Neither partner may transfer its rights or interest in the partnership without the consent of the other partner. The partnership will continue for a term through October 30, 2027, except as the partners may otherwise agree.

Employees

At December 31, 2002, the Company had no employees. The Company expects that, when it acquires specific assets or business operations, the subsidiaries of the Company making such acquisitions will have their own employees. AmeriCold Logistics, in which the Company has a 60% interest, has approximately 6,100 employees.

Risk Factors

Limited Operating History and Losses Incurred to Date

The Company commenced operations on October 16, 1998. The Company has limited operating history upon which investors can evaluate its business. The Company's operations have incurred losses to date and may continue to do so.

Restrictions on the Company's Business and Future Opportunities

The Vornado Agreement and the Charter prohibit the Company from making any real estate investment or other REIT-Qualified Investment unless it first offers Vornado the opportunity to make such investment and Vornado has rejected that opportunity. See "Item 1. Business — Vornado Agreement and Charter Purpose Clauses". Because of the provisions of the Vornado Agreement and the Charter, the nature of the Company's business and the opportunities it may pursue are significantly restricted.

Dependence upon Vornado

The Company expects to rely on Vornado to identify business opportunities for the Company, and the Company currently expects that those opportunities will relate in some manner to Vornado and its real estate investments rather than to unrelated businesses. There is no assurance that Vornado will identify opportunities for the Company or that any opportunities that Vornado identifies will be within the Company's financial, operational or managerial parameters. Vornado is required under the Vornado Agreement to provide the Company with an opportunity to become the lessee of real property acquired by Vornado only if Vornado determines in its sole discretion that, consistent with Vornado's status as a REIT, it is required to enter into a master lease arrangement with respect to such property and that the Company is qualified to act as lessee thereof. Moreover, the Company is entitled to enter into such a master lease arrangement with Vornado only if the Company and Vornado are able to agree on mutually satisfactory lease terms.

If in the future Vornado should fail to qualify as a REIT and thereafter acquired a property, Vornado would have the right under the Vornado Agreement to lease the property to any person or entity pursuant to any type of lease (including a master lease arrangement) or to operate the property itself, in either case without offering the Company an opportunity to become a lessee thereof. The Company, however, would remain subject to all of the limitations on its operations contained in the Charter and the Vornado Agreement. Accordingly, if Vornado should fail to qualify as a REIT, that failure could have a material adverse effect on the Company.

If in the future Vornado should sell any property which is leased to the Company, it is possible that the new owner might refuse to renew the lease upon the expiration of its term.

Substantial Influence of Controlling Stockholders; Conflicts of Interest

As of December 31, 2002, Interstate and its three partners — Steven Roth (Chairman of the Board and Chief Executive Officer of Vornado and the Company), David Mandelbaum (a trustee of Vornado) and Russell B. Wight, Jr. (a trustee of Vornado and a director of the Company) — beneficially owned, in the aggregate, 12.9% of the outstanding Vornado common shares of beneficial interest (excluding shares issuable on conversion of units of the Operating Partnership for this purpose) and beneficially owned, in the aggregate, a 9.9% limited partnership interest in Company L.P. and 7.9% of the Common Stock of the Company (excluding shares underlying SARs held by Messrs. Roth and Wight for this purpose). Because of the foregoing, Messrs. Roth, Mandelbaum and Wight and Interstate (collectively, the "Interstate Parties") have substantial influence over the Company and Vornado and on the outcome of any matters submitted to the Company's stockholders or Vornado's shareholders for approval.

Four of the members of the Company's Board of Directors (including Messrs. Roth and Fascitelli) are members of Vornado's Board of Trustees, and certain members of senior management of the Company hold corresponding positions with Vornado. Members of the Company's Board and senior management may have different percentage equity interests in the Company and in Vornado. Moreover, the Interstate Parties engage in a wide variety of activities in the real estate business. Thus, members of the Board and senior management of the Company and Vornado and the Interstate Parties may be presented with conflicts of interest with respect to certain matters affecting the Company, such as determinations of which of such entities or persons, if any, may take advantage of potential business opportunities, decisions concerning the business focus of such entities (including decisions concerning the types of properties and geographic locations in which such entities make investments), potential competition between business activities conducted, or sought to be conducted, by such entities or persons (including competition for properties and tenants), possible corporate transactions (such as acquisitions) and other strategic decisions affecting the future of such parties.

Bankruptcy of the Company's Joint Venture Partner, Crescent Operating, Inc.

Subject to confirmation of a plan of reorganization under Chapter 11 of the United States Bankruptcy Code, COPI is expected to transfer its interest in AmeriCold Logistics to an entity to be owned by the shareholders of Crescent. The shareholders of COPI approved the plan of reorganization on March 6, 2003. It is uncertain whether this plan will be confirmed and what effect, if any, this plan and the proposed change in ownership will have on the operation and management of AmeriCold Logistics.

Risks Associated with Potential Investments and Ability to Manage Those Investments; Competition

Although the Company currently expects that the opportunities it pursues will relate in some manner to Vornado and its real estate investments rather than to unrelated businesses, it is possible that they will not. In addition, whether or not such opportunities relate in some manner to Vornado and its real estate investments, the businesses in which it engages may require a wide range of skills and qualifications, and there is no assurance that the Company's management or employees will have, or that the Company will be able to hire and retain employees with, such skills and qualifications. There also is no assurance that the opportunities the Company pursues will be integrated, perform as expected or contribute significant revenues or profits to the Company, and there is a risk that the Company may realize substantial losses with respect thereto. The industries in which the Company will compete may be subject to government regulation and restrictions, some of which may be significant and burdensome. The businesses with which it will compete may be better capitalized or have other features that will make it difficult for the Company to compete effectively.

Obligations under Revolving Credit Agreement; Limited Financial Resources

The Company has entered into a $75,000,000 Revolving Credit Agreement with Vornado. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources". Although only interest and commitment fees are payable under the Revolving Credit Agreement until it expires on December 31, 2004, there can be no assurance that the Company will be able to satisfy all of its obligations under the Revolving Credit Agreement. The Revolving Credit Agreement prohibits the Company from incurring indebtedness to third parties (other than certain purchase money debt and certain other exceptions) and prohibits the Company from paying any dividends. The Company currently has no external sources of financing except this facility.

Under certain circumstances it may be deemed desirable by the Company and Vornado to offer and sell Common Stock and Vornado common shares of beneficial interest under a common plan of distribution. There can be no assurance that the timing, terms and manner of such an offering will be as favorable to the Company as the timing, terms and manner of an offering of Common Stock made independently of Vornado. Neither Vornado nor any other person is obligated to provide any additional funds to the Company, to offer securities under a common plan of distribution or to assist the Company in obtaining additional financing.

Absence of Dividends on Common Stock

The Company intends to use its available funds to cover cash flow deficits and to pursue investment and business opportunities and, therefore, does not anticipate the payment of any cash dividends on the Common Stock in the foreseeable future. Payment of dividends on the Common Stock is prohibited under the Revolving Credit Agreement until all amounts outstanding thereunder have been paid in full and the commitment thereunder is terminated, and will also be subject to such limitations as may be imposed by any other credit facilities that the Company may obtain from time to time.

The Company may also be unable to pay dividends under Delaware law. Under the Delaware General Corporation Law, a corporation may pay dividends only out of its surplus or, in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. The Company has a stockholders' deficit, has not incurred any net profits since its commencement of operations and may never do so.

Dependence on Key Personnel

The Company is dependent on the efforts of Steven Roth, the Chairman of the Board and Chief Executive Officer of the Company, Michael D. Fascitelli, the President of the Company, and Alec C. Covington, President and Chief Executive Officer of AmeriCold Logistics. While the Company believes that it could find replacements for these key personnel, the loss of their services could have an adverse effect on the operations of the Company.

Potential Anti-takeover Effects of Charter Documents, Stockholder Protection Rights Plan and Applicable Law

The Charter, By-laws, Stockholder Protection Rights Plan and applicable sections of the Delaware General Corporation Law contain provisions that may make more difficult the acquisition of control of the Company without the approval of the Company's Board.

Dependence on Distributions from Subsidiaries

Substantially all of the Company's assets consist of its partnership interests in Company L.P., of which the Company is the sole general partner. Substantially all of Company L.P.'s properties and assets are held through subsidiaries. Any right of the Company to participate in any distribution of the assets of any indirect subsidiary of the Company upon the liquidation, reorganization or insolvency of such subsidiary (and any consequent right of the Company's security holders to participate in those assets) will be subject to the claims of the creditors (including trade creditors) and preferred holders of equity, if any, of Company L.P. and such subsidiary, except to the extent the Company has a recognized claim against such subsidiary as a creditor of such subsidiary. In addition, in the event that claims of the Company as a creditor of a subsidiary are recognized, such claims would be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

Potential Costs of Compliance with Environmental Laws

Under various federal and state laws a current or previous owner or operator of real estate (including the Company as lessee of real estate) may be required to investigate and clean up certain hazardous or toxic substances released at a property, and may be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs incurred by those parties because of the contamination. Such laws often impose liability without regard to whether the owner or operator knew of the release of such hazardous substances or caused the release. The presence of contamination or the failure to remediate contamination may adversely affect the owner's ability to sell or lease real estate or to borrow using the real estate as collateral or the operator's ability to sell or finance the operations. Other laws and regulations govern indoor and outdoor air quality, including those that can require abatement or removal of asbestos-containing materials in the event of damage, demolition, renovations or remodeling. The laws also govern emissions of and exposure to asbestos fibers in the air. Air emissions and wastewater discharges and the operation and removal of certain underground storage tanks are also regulated by federal and state laws. The maintenance and removal of lead paint and certain electrical equipment containing polychlorinated biphenyls are also regulated by federal and state laws. In connection with the ownership, operation and management of its properties, including the properties it leases from Vornado or manages for others, the Company could be held liable for the costs of remedial action, or other compliance expenditures, with respect to such regulated substances or tanks and related claims for personal injury, property damage or fines. Further, properties that AmeriCold Logistics leases or manages are subject to a variety of environmental laws and regulations in each of the jurisdictions in which it operates governing, among other things, soil and groundwater contamination, the use, handling and disposal of hazardous substances, air emissions, wastewater discharges, and employee health and safety.

Item 2. *Properties*

Under the Vornado Agreement, Vornado makes available to the Company, at Vornado's offices, space for the Company's principal corporate offices, for which the Company compensates Vornado in an amount determined in good faith by Vornado as the amount an unaffiliated third party would charge the Company for comparable space. The Company believes that such facilities will be adequate to meet its expected requirements for the coming year.

Item 3. *Legal Proceedings*

The Company is from time to time involved in legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the outcome of such matters will not have a material effect on the Company's financial condition, results of operations or cash flows.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of security holders during the fourth quarter of the year ended December 31, 2002.

Executive Officers of the Registrant

The following is a list of the names, ages, principal occupations and positions of the executive officers of the Company and the position held by such officers since the Company was incorporated. Officers are appointed by and serve at the discretion of the Board of Directors.

Steven Roth, age 61, is Chairman of the Board and Chief Executive Officer of the Company since incorporation. Mr. Roth has been Chairman of the Board and Chief Executive Officer of Vornado since May 1989 and Chairman of the Executive Committee of the Board of Vornado since April 1988. Since 1968, he has been a general partner and more recently the managing general partner of Interstate. In March 1995, he became Chief Executive Officer of Alexander's, Inc. ("Alexander's"). Mr. Roth is also a director of Alexander's and of Capital Trust, Inc.

Michael D. Fascitelli, age 46, is President and a director of the Company since incorporation. Mr. Fascitelli has been President and a trustee of Vornado, and a director of Alexander's, since December 1996. He has been President of Alexander's since August 2000. From December 1992 to December 1996, Mr. Fascitelli was a partner at Goldman, Sachs & Co. in charge of its real estate practice.

Joseph Macnow, age 57, is Executive Vice President – Finance and Administration of the Company since incorporation. In June 2002, Mr. Macnow assumed the position as Chief Financial Officer of the Company. Mr. Macnow has been Executive Vice President – Finance and Administration of Vornado since January 1998 and Chief Financial Officer of Vornado since March 2001. From 1985 to January 1998, he was Vice President and Chief Financial Officer of Vornado. Mr. Macnow has been Executive Vice President – Finance and Administration of Alexander's since March 2001 and Chief Financial Officer of Alexander's since June 2002. From August 1995 to February 2001, he was Vice President and Chief Financial Officer of Alexander's.

Patrick T. Hogan, age 35, resigned from his position as Vice President – Chief Financial Officer in June 2002. Mr. Hogan assumed other responsibilities at Vornado.

Neither Mr. Roth, Mr. Fascitelli nor any other member of management is committed to spending a particular amount of time on the Company's affairs, nor do any of them devote their full time to the Company. Mr. Roth, Mr. Fascitelli and the other members of management devote such time and efforts as they deem reasonably necessary to conduct the operations of the Company while continuing to devote a material amount of their time and efforts to the management and properties of Vornado, Alexander's and other businesses.

PART II.

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

The common stock, par value $.01 per share (the "Common Stock") of the Company is listed on the American Stock Exchange under the symbol "VOO". The Transfer Agent and Registrar for the Common Stock is Wachovia National Bank, Charlotte, North Carolina.

Quarterly price ranges of the Common Stock for the years ended December 31, 2002 and 2001 are as follows:

	Year Ended December 31, 2002		Year Ended December 31, 2001	
Quarter	High	Low	High	Low
First	$ 1.24	$ 0.35	$ 6.00	$ 1.81
Second	2.15	0.70	3.00	1.30
Third	0.85	0.40	2.52	0.90
Fourth	0.70	0.22	1.30	0.30

The approximate number of record holders of the Common Stock of the Company at February 1, 2003 is 1,100.

No cash dividends have been declared or paid in respect of the Common Stock. Payment of any dividends on the Common Stock is prohibited under the Revolving Credit Agreement with Vornado Realty Trust ("Vornado") until all amounts outstanding thereunder are paid in full and the commitment thereunder is terminated, and will also be subject to such limitations as may be imposed by any other credit facilities that the Company may obtain from time to time. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources". Additionally, the Company intends to use its available funds to cover cash flow deficits and to pursue investment and business opportunities and, therefore, does not anticipate the payment of any cash dividends on the Common Stock for the foreseeable future. The declaration of dividends is subject to the discretion of the Board, subject to applicable law. Under the Delaware General Corporation Law, a corporation may pay dividends only out of its surplus or, when there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. The Company has a stockholders' deficit, has not incurred any net profits since its commencement of operations and may never do so.

Item 6. *Selected Financial Data*

	Year Ended December 31,				For the Period October 6, 1998 (Commencement of Operations) to December 31, 1998
	2002	2001	2000	1999	
REVENUES:					
Interest income	$ 2,346	$ 7,293	$ 85,441	$ 421,690	$ 261,948
EXPENSES:					
General and administrative	1,053,241	1,896,822	1,574,963	1,094,773	271,698
Organization costs	--	--	--	359,643	971,959
	1,053,241	1,896,822	1,574,963	1,454,416	1,243,657
	(1,050,895)	(1,889,529)	(1,489,522)	(1,032,726)	(981,709)
Interest and debt expense to Vornado Realty Trust	(1,998,550)	(2,422,337)	(1,904,580)	(1,216,628)	--
Loss from AmeriCold Logistics[(1)(2)(3)]	(7,301,784)	(2,331,105)	(10,890,600)	(5,546,400)	--
Loss from marketable securities	--	(777,630)	--	--	--
Loss from Transportal Network	--	--	(4,982,576)	(540,000)	--
Gain on sale of investment in Charles E. Smith Commercial Realty L.P.	--	--	--	280,000	--
Loss before minority interest	(10,351,229)	(7,420,601)	(19,267,278)	(8,055,754)	(981,709)
Minority interest[(4)]	--	--	1,581,765	797,520	97,189
NET LOSS	$ (10,351,229)	$ (7,420,601)	$ (17,685,513)	$ (7,258,234)	$ (884,520)
Net loss per share – basic and diluted	$ (2.54)	$ (1.82)	$ (4.35)	$ (1.78)	$ (0.22)
Balance sheet data:					
Total assets	$ 649,587	$ 19,110,923	$ 16,729,358	$ 21,372,706	$ 25,226,674
Note, interest, and commitment fees payable to Vornado Realty Trust	23,834,355	31,434,682	19,781,538	4,586,896	--
Stockholders' (deficit) equity	(23,433,000)	(12,899,024)	(4,045,149)	14,357,089	21,653,923

[(1)]For the year ended December 31, 2002, includes the Company's $1,335,000 share of AmeriCold Logistics' $2,225,000 gain on its sale of its Carthage, Missouri and Kansas City, Kansas limestone quarries and a recovery of $8,608,000 from the $8,800,000 repayment of loans to AmeriCold Logistics previously reduced by equity in losses.

[(2)]For the year ended December 31, 2001, includes the Company's $23,887,000 share of $39,812,000 of deferred rent waived by AmeriCold Logistics' Landlord, as defined below, and the Company's $5,337,000 share of AmeriCold Logistics' charge of $8,895,000 for severance and relocation costs.

[(3)]On March 11, 1999, the Company and Crescent Operating, Inc. formed the "Vornado Crescent Logistics Operating Partnership" (which does business under the name "AmeriCold Logistics") to purchase all of the non-real estate assets of the Vornado REIT/Crescent REIT Partnership (the "Landlord"). AmeriCold Logistics leases 88 temperature controlled warehouses from the Landlord, which continues to own the real estate. The Company's results of operations reflect a 60% interest in AmeriCold Logistics from March 11, 1999.

[(4)]During the year ended December 31, 2000, the minority interest was fully absorbed by losses.

No cash dividends have been declared or paid in respect of the Company's common stock, par value $.01 per share.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

Management's Discussion and Analysis of Financial Condition and Results of Operations considers the Company's consolidated financial statements for the years ended December 31, 2002, 2001 and 2000.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Set forth below is a summary of the accounting policies that management believes are critical to the preparation of the consolidated financial statements. The summary should be read in conjunction with the more complete discussion of the Company's significant accounting policies included in Note 2 to the consolidated financial statements in this Annual Report on Form 10-K.

Investments in and Advances to AmeriCold Logistics

The Company's 60% interest in AmeriCold Logistics is accounted for under the equity method of accounting as Crescent Operating, Inc. ("COPI"), the Company's partner in AmeriCold Logistics, has substantive participating rights. The investments in and advances to AmeriCold Logistics are recorded initially at cost and subsequently adjusted for the Company's share of comprehensive income or loss and cash distributions or principal repayments from AmeriCold Logistics. The interest earned on the advances to AmeriCold Logistics is recorded as a component of income or loss from AmeriCold Logistics. At December 31, 2002, the Company's investments in and advances to AmeriCold Logistics, excluding interest receivable, were fully absorbed by the Company's cumulative share of comprehensive losses of AmeriCold Logistics. The Company does not record comprehensive losses in excess of the cost of its investments in and advances to AmeriCold Logistics, as the Company is not liable for the obligations of, or otherwise committed to provide additional financial support to, AmeriCold Logistics. The Company's exposure to losses from AmeriCold Logistics is limited to its investments in and advances to AmeriCold Logistics. At December 31, 2002, the Company's share of excess other comprehensive losses of AmeriCold Logistics not recorded was $7,997,000.

Recently Issued Accounting Standards

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.* FIN No. 46 requires the consolidation of an entity by an enterprise (i) if that enterprise, known as a "primary beneficiary", has a variable interest that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both and (ii) if the entity is a variable interest entity. An entity is a variable interest entity if (a) the total equity investment at risk in the entity is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or (b) the equity investors do not have the characteristics of a controlling financial interest in the entity. FIN No. 46 applies immediately to all variable interest entities created after January 31, 2003. For variable interest entities created by public companies before February 1, 2003, FIN No. 46 must be applied no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The initial determination of whether an entity is a variable interest entity shall be made as of the date at which a primary beneficiary becomes involved with the entity and reconsidered as of the date one of three triggering events described by FIN No. 46 occurs. The Company is currently evaluating the impact of this interpretation regarding the appropriateness of the continued use of the equity method of accounting for its investment in AmeriCold Logistics.

In December 2002, FASB issued Statement of Financial Accounting Standards ("SFAS") No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123.* SFAS No. 148 provides alternative methods of transition for entities that voluntarily change to the fair value method of accounting for stock-based employee compensation. The Company voluntarily adopted the fair value provisions of SFAS No. 123, *Accounting for Stock-Based Compensation,* prospectively for all employee awards granted, modified, or settled in 2003 and thereafter. The Company will utilize an option-pricing model and appropriate market assumptions to determine the value of such grants. Compensation expense will be recognized on a straight-line basis over the vesting periods of the grants.

Results of Operations

Years Ended December 31, 2002 and 2001

The Company had a net loss of $10,351,000 for the year ended December 31, 2002, compared to a net loss of $7,421,000 for the prior year, an increase of $2,930,000.

General and administrative expenses were $1,053,000 for the year ended December 31, 2002, compared to $1,897,000 for the prior year, a decrease of $844,000. The decrease resulted from (i) lower payroll costs relating to the resignation of the Company's former Chief Operating Officer effective June 15, 2001, and (ii) a decrease in franchise taxes due to the decline in the book value of the Company's investments in and advances to AmeriCold Logistics.

Interest and debt expense to Vornado Realty Trust ("Vornado") was $1,999,000 for the year ended December 31, 2002, compared to $2,422,000 for the prior year, a decrease of $423,000. The decrease resulted primarily from interest calculated at lower LIBOR rates under the Revolving Credit Agreement with Vornado (the "Revolving Credit Agreement").

The Company's loss from AmeriCold Logistics was $7,302,000 for the year ended December 31, 2002, compared to a loss of $2,331,000 for the prior year, an increase of $4,971,000. Included in these losses is interest income for the years ended December 31, 2002 and 2001 of $2,070,000 and $1,082,000, respectively. This interest was earned on the Company's loans to AmeriCold Logistics. This increase is attributable to higher average loans outstanding in the current year.

On December 31, 2002, Vornado and Crescent Real Estate Equities Company ("Crescent") formed a new joint venture in which Vornado holds a 44% interest and Crescent holds a 56% interest. This new joint venture acquired AmeriCold Logistics' Carthage, Missouri and Kansas City, Kansas limestone quarries for $20,000,000, the appraised value. The purchase price consisted of $8,929,000 in cash and the cancellation of $11,071,000 of notes owed by AmeriCold Logistics to Crescent. AmeriCold Logistics recognized a gain of $2,225,000 (of which the Company's share is $1,335,000). AmeriCold Logistics used $8,800,000 of the cash proceeds to repay a portion of its loans from the Company. The Company recognized a gain on the repayment from AmeriCold Logistics of $8,608,000 as the loans were previously reduced by equity in losses of AmeriCold Logistics. Additionally, AmeriCold Logistics entered into a management agreement with the joint venture to manage and operate the quarries for an annual management fee of approximately $200,000 plus all direct expenses incurred as operator of the quarries. The agreement is for a term of one year and automatically renews for additional one-year periods unless terminated by either party. The Company used the $8,800,000 repayment from AmeriCold Logistics and $700,000 of its cash to repay $7,685,000 of principal and $1,815,000 of interest and commitment fees under the Revolving Credit Agreement.

In the three months ended December 31, 2001, AmeriCold Logistics reversed $25,469,000 of the rent expense recorded in 2001. This resulted from the Vornado REIT/Crescent REIT Partnership (the "Landlord") waiving its rights to collect this portion of the rent. Further, the Landlord waived $14,343,000 of the rent expense recorded by AmeriCold Logistics in 2000; AmeriCold Logistics recorded this amount as income in the three months ended December 31, 2001. The aggregate amount waived by the Landlord of $39,812,000 (of which the Company's share is $23,887,000) represents a portion of the rent due under the leases, which AmeriCold Logistics deferred in such years.

In the year ended December 31, 2001, AmeriCold Logistics recorded a charge of $8,895,000 (of which the Company's share is $5,337,000) comprised of (i) severance and relocation costs associated with a management restructuring and (ii) expenses arising from the consolidation of a portion of the corporate office in Portland, Oregon into AmeriCold Logistics' Atlanta, Georgia headquarters. Severance related charges were for the termination of 199 employees, located primarily in the Atlanta and Portland offices. In 2002, AmeriCold Logistics reduced the charge by $949,000 (of which the Company's share is $569,000).

The amounts discussed below in "AmeriCold Logistics' Results of Operations for the Years Ended December 31, 2002 and 2001" exclude the interest income and $8,608,000 gain recorded by the Company. AmeriCold Logistics' net losses were $29,766,000 and $5,688,000 for the years ended December 31, 2002 and 2001 (of which the Company's share is $17,980,000 and $3,413,000, respectively).

AmeriCold Logistics' Results of Operations for the Years Ended December 31, 2002 and 2001

The following is a discussion of the results of operations of AmeriCold Logistics, the Company's temperature controlled logistics business (see page 4 for a discussion of this business). The data below represents 100% of this business, of which the Company owns 60%. For the purpose of the discussion below, "Leased Operations" refer to operations at warehouses leased by AmeriCold Logistics and "Other Operations" refer to (i) warehouses managed by AmeriCold Logistics for the accounts of customers ("Managed Warehouses"), (ii) Transportation Management Services, which includes freight routing, dispatching, freight rate negotiation, backhaul coordination, and distribution channel assessments, and (iii) Quarry Operations.

Revenues were $646,332,000 for the year ended December 31, 2002, compared to $647,259,000 for the prior year, a decrease of $927,000. Revenues from Leased Operations were $439,532,000 for the year ended December 31, 2002, compared to $441,772,000 for the prior year, a decrease of $2,240,000. Revenues from Other Operations were $206,800,000 for the year ended December 31, 2002, compared to $205,487,000 for the prior year, an increase of $1,313,000.

The decrease in revenue from Leased Operations for the year is primarily the result of a rate restructuring with a significant customer and temporary plant shut-downs, partially offset by higher occupancy rates. The increase in revenue from Other Operations is largely attributable to new warehouse management contracts, partially offset by the discontinuation of Transportation Management Services business with lower margin customers.

The gross margin for Leased Operations was $158,563,000, or 36.1%, for the year ended December 31, 2002, compared to $159,265,000, or 36.1%, for the prior year, a decrease of $702,000. The decrease in gross margin is primarily the result of increased insurance, workers' compensation and labor costs, partially offset by operating cost controls.

Operating income from Other Operations was $13,958,000 for the year ended December 31, 2002, compared to $13,331,000 for the prior year, an increase of $627,000. This increase is largely attributable to improved margins on Transportation Management Services and new warehouse management contracts, partially offset by a reduction in output at the Quarry Operations.

Rent expense was $153,759,000 for the year ended December 31, 2002, compared to $130,807,000 for the prior year, an increase of $22,952,000. The increase resulted primarily from the waiver of 2001 rent of $25,469,000 by the Landlord in the three months ended December 31, 2001, as discussed on page 16, partially offset by a decline in contingent rent which varies based on revenue in the applicable periods.

Further, in the three months ended December 31, 2001, AmeriCold Logistics recorded income resulting from the waiver by the Landlord of rent deferred in 2000 of $14,343,000, as discussed on page 16.

General and administrative expenses were $37,407,000 for the year ended December 31, 2002, compared to $37,691,000 for the prior year, a decrease of $284,000. This decrease resulted primarily from lower professional fees, partially offset by higher payroll expenses.

Reserves established for restructuring were $8,895,000 for the year ended December 31, 2001. This reflects senior management changes and the consolidation of a portion of the corporate office in Portland, Oregon into AmeriCold Logistics' Atlanta, Georgia headquarters, as discussed on page 16. Severance related charges were for the termination of 199 employees, located primarily in the Atlanta and Portland offices. In 2002, AmeriCold Logistics reduced the charge by $949,000.

Depreciation and amortization expense was $10,701,000 for the year ended December 31, 2002, compared to $11,477,000 for the prior year, a decrease of $776,000. This decrease is primarily due to a change in estimate in 2001 for depletion at one of AmeriCold Logistics' quarries, partially offset by depreciation on additional equipment purchased in 2002 and an adjustment in the first quarter of the current year of the useful lives of certain assets.

Gain on the sale of AmeriCold Logistics' Carthage, Missouri and Kansas City, Kansas limestone quarries was $2,225,000 for the year ended December 31, 2002, as discussed on page 16.

Interest expense was $5,089,000 for the year ended December 31, 2002, compared to $4,702,000 for the prior year, an increase of $387,000. This increase was primarily the result of higher average borrowings outstanding in the current year.

Other income, net was $1,495,000 for the year ended December 31, 2002, compared to $945,000 for the prior year, an increase of $550,000. This increase was primarily the result of a prior year write-off of receivables from Transportal Network, which ceased operations in 2000.

The Company recognized a loss from marketable securities of $778,000 in 2001, due to an "other than temporary decline" in the fair value of marketable securities classifiedas available for sale.

Years Ended December 31, 2001 and 2000

The Company had a net loss of $7,421,000 for the year ended December 31, 2001, compared to a net loss of $17,686,000 for the prior year, a decrease of $10,265,000.

General and administrative expenses were $1,897,000 for the year ended December 31, 2001, compared to $1,575,000 for the prior year, an increase of $322,000. This resulted from (i) higher payroll costs associated with the former Chief Operating Officer who was hired on June 15, 2000, resigned effective June 15, 2001, and remained as a consultant to the Company through December 31, 2001, and (ii) an increase in professional fees.

Interest and debt expense to Vornado was $2,422,000 for the year ended December 31, 2001, compared to $1,905,000 for the prior year, an increase of $517,000. The increase resulted primarily from higher average outstanding balances under the Revolving Credit Agreement.

The Company's loss from AmeriCold Logistics was $2,331,000 for the year ended December 31, 2001, compared to a loss of $10,891,000 for the prior year, a decrease of $8,560,000. Included in these losses is interest income for the years ended December 31, 2001 and 2000 of $1,082,000 and $171,000, respectively. This interest was earned on the Company's loans to AmeriCold Logistics. This increase is attributable to higher average loans outstanding in the year ended December 31, 2001.

In the three months ended December 31, 2001, AmeriCold Logistics reversed $25,469,000 of the rent expense recorded in 2001. This resulted from the Landlord waiving its rights to collect this portion of the rent. Further, the Landlord waived $14,343,000 of the rent expense recorded by AmeriCold Logistics in 2000; AmeriCold Logistics recorded this amount as income in the three months ended December 31, 2001. The aggregate amount waived by the Landlord of $39,812,000 (of which the Company's share is $23,887,000) represents a portion of the rent due under the leases, which AmeriCold Logistics deferred in such years.

In the year ended December 31, 2001, AmeriCold Logistics recorded a charge of $8,895,000 (of which the Company's share is $5,337,000) comprised of (i) severance and relocation costs associated with a management restructuring and (ii) expenses arising from the consolidation of a portion of the corporate office in Portland, Oregon into AmeriCold Logistics' Atlanta, Georgia headquarters. Severance related charges were for the termination of 199 employees, located primarily in the Atlanta and Portland offices.

On February 22, 2001, AmeriCold Logistics' leases with the Landlord were restructured to, among other things, (i) reduce 2001 contractual rent to $146,000,000 ($14,500,000 less than 2000 contractual rent), (ii) reduce 2002 contractual rent to $150,000,000 (plus additional contingent rent in certain circumstances), (iii) increase the Landlord's share of annual maintenance capital expenditures by $4,500,000 to $9,500,000 effective January 1, 2000 and (iv) extend the deferred rent period to December 31, 2003 from March 11, 2002.

The amounts discussed below in "AmeriCold Logistics' Results of Operations for the Years Ended December 31, 2001 and 2000" exclude the interest income recorded by the Company. AmeriCold Logistics' net losses were $5,688,000 and $18,436,000 for the years ended December 31, 2001 and 2000 (of which the Company's share is $3,413,000 and $11,062,000, respectively).

AmeriCold Logistics' Results of Operations for the Years Ended December 31, 2001 and 2000

The following is a discussion of the results of operations of AmeriCold Logistics, the Company's temperature controlled logistics business (see page 4 for a discussion of this business). The data below represents 100% of this business, of which the Company owns 60%. For the purpose of the discussion below, "Leased Operations" refer to operations at warehouses leased by AmeriCold Logistics and "Other Operations" refer to (i) warehouses managed by AmeriCold Logistics for the accounts of customers ("Managed Warehouses"), (ii) Transportation Management Services, which includes freight routing, dispatching, freight rate negotiation, backhaul coordination, and distribution channel assessments, and (iii) Quarry Operations.

Revenues were $647,259,000 for the year ended December 31, 2001, compared to $676,158,000 for the prior year, a decrease of $28,899,000. Revenues from Leased Operations were $441,772,000 for the year ended December 31, 2001, compared to $460,973,000 for the prior year, a decrease of $19,201,000. Revenues from Other Operations were $205,487,000 for the year ended December 31, 2001, compared to $215,185,000 for the prior year, a decrease of $9,698,000.

The decrease in revenue from Leased Operations for the year resulted from lower warehouse revenues as a result of a reduction in both total customer inventory stored at the warehouses and customer inventory turns. The decrease in revenue from Other Operations resulted from (i) a decrease in revenues from Managed Warehouses as a result of losing a customer, (ii) a decline in Transportation Management Services revenues due to the expiration of a contract with a customer in the second quarter of 2000, and (iii) a reduction in output at the Quarry Operations.

The gross margin for Leased Operations was $159,265,000, or 36.1%, for the year ended December 31, 2001, compared to $186,171,000, or 40.4%, for the prior year, a decrease of $26,906,000. The decreases in both gross margin and gross margin percentage are attributable to lower customer inventory levels and customer inventory turns.

Operating income from Other Operations was $13,331,000 for the year ended December 31, 2001, compared to $11,178,000 for the prior year, an increase of $2,153,000. This increase resulted from (i) more profitable results from Transportation Management Services on lower revenues, partially offset by (ii) a decline in Managed Warehouses, and (iii) a reduction in output at the Quarry Operations.

Rent expense was $130,807,000 for the year ended December 31, 2001, compared to $170,640,000 for the prior year, a decrease of $39,833,000. $14,500,000 of this decrease resulted from the lease restructuring announced on February 22, 2001. The remaining decrease resulted primarily from the waiver of 2001 rent by the Landlord in the three months ended December 31, 2001. Both factors are discussed on page 18.

Further, in the three months ended December 31, 2001, AmeriCold Logistics recorded income resulting from the waiver by the Landlord of rent deferred in 2000 of $14,343,000, as discussed on page 18.

General and administrative expenses were $37,691,000 for the year ended December 31, 2001, compared to $35,933,000 for the prior year, an increase of $1,758,000. This increase resulted primarily from accruals for legal settlements.

Reserves established for restructuring were $8,895,000 for the year ended December 31, 2001. This reflects senior management changes and the consolidation of a portion of the corporate office in Portland, Oregon into AmeriCold Logistics' Atlanta, Georgia headquarters, as discussed on page 18. Severance related charges were for the termination of 199 employees, located primarily in the Atlanta and Portland offices.

Depreciation and amortization expense was $11,477,000 for the year ended December 31, 2001, compared to $7,803,000 for the prior year, an increase of $3,674,000. This increase resulted primarily from depreciation on additional equipment purchased in 2001 and a change in estimate for depletion at one of AmeriCold Logistics' quarries.

Interest expense was $4,702,000 for the year ended December 31, 2001, compared to $2,136,000 for the prior year, an increase of $2,566,000. This increase resulted from interest on higher average deferred rent and debt outstanding. Approximately $1,100,000 of interest expense in 2001 related to the deferred rent waived by the Landlord, as discussed on page 18.

Other income, net was $945,000 for the year ended December 31, 2001, compared to $727,000 for the prior year, an increase of $218,000. This increase resulted from lower write-offs.

Transportal Network ceased operations in September 2000. Accordingly, there were no results of operations for the year ended December 31, 2001. Loss from Transportal Network was $4,983,000 for the prior year.

The Company recognized a loss from marketable securities of $778,000 in 2001, due to an "other than temporary decline" in the fair value of marketable securities classified as available for sale.

Liquidity and Capital Resources

The Company has a $75,000,000 unsecured Revolving Credit Agreement with Vornado which expires on December 31, 2004. Borrowings under this facility bear interest at LIBOR plus 3% (4.38% at December 31, 2002). The Company pays Vornado a commitment fee equal to 1% per annum on the average daily unused portion of the facility pursuant thereto; for the years ended December 31, 2002, 2001, and 2000, the Company paid commitment fees of $432,000, $485,000 and $630,000, respectively. Amounts may be borrowed under the Revolving Credit Agreement, repaid and reborrowed from time to time on a revolving basis (so long as the principal amount outstanding at any time does not exceed $75,000,000). Principal payments are not required under the Revolving Credit Agreement during its term. The Revolving Credit Agreement prohibits the Company from incurring indebtedness to third parties (other than certain purchase money debt and certain other exceptions) and prohibits the Company from paying any dividends. The Company currently has no external sources of financing except this facility. On December 31, 2002, the Company used the $8,800,000 repayment from AmeriCold Logistics and $700,000 of its cash to repay $7,685,000 of principal and $1,815,000 of interest and commitment fees.

During 2001 and 2000, the Company made three secured loans totaling $11,940,000 to AmeriCold Logistics. The first two loans, totaling $6,840,000, were secured by a mortgage on AmeriCold Logistics' quarries. These loans bore interest at 12% and required monthly payments of interest until maturity on March 31, 2002. The third loan was $5,100,000 and is secured by property, plant and equipment. This loan bears interest at 14% and requires monthly payments of principal and interest of $99,000 until maturity on December 31, 2002. On March 11, 2002, all three of these loans were amended to extend the maturity date to December 31, 2004. On December 31, 2002, AmeriCold Logistics used $8,800,000 of the cash proceeds from the sale of its quarries, as discussed on page 21, to repay the two loans secured by the quarries and a portion of the loan secured by property, plant and equipment. At December 31, 2002, $2,356,000 remains outstanding under the property, plant and equipment loan.

The Company's $6,000,000 contribution to AmeriCold Logistics on March 7, 2000 was unmatched by COPI. Accordingly, the $4,000,000 contribution receivable shown in partners' capital of the Vornado Crescent Logistics Operating Partnership's financial statements was cancelled at December 31, 2001. On March 11, 2002, the Company's $6,000,000 became a special equity contribution that has priority over the original equity amounts and accrues a return of 12% compounded annually. On November 5, 2002, the Company's $6,000,000 special equity contribution was converted into a loan collateralized by certain trade receivables of AmeriCold Logistics. The conversion was effective March 11, 2002. The loan bears interest of 12% and requires monthly interest payments until maturity on December 31, 2004.

AmeriCold Logistics' deferred rent liability at December 31, 2002, net of the waived rent discussed below, is as follows:

(amounts in thousands)	Total	The Company's Share
Deferred during 2002	$ 32,248	$ 19,349
Aggregate deferral at December 31, 2001	8,335	5,001
	$ 40,583	$ 24,350

In the three months ended December 31, 2001, AmeriCold Logistics reversed $25,469,000 of the rent expense recorded in 2001. This resulted from the Landlord waiving its rights to collect this portion of the rent. Further, the Landlord waived $14,343,000 of the rent expense recorded by AmeriCold Logistics in 2000; AmeriCold Logistics recorded this amount as income in the three months ended December 31, 2001. The aggregate amount waived by the Landlord of $39,812,000 (of which the Company's share is $23,887,000) represents a portion of the rent due under the leases, which AmeriCold Logistics deferred in such years.

On January 23, 2002, four of the leases with the Landlord were combined into one lease. This did not affect total contractual rent due under the combined leases.

On March 7, 2003, AmeriCold Logistics and the Landlord extended the deferred rent period to December 31, 2004 from December 31, 2003.

In the year ended December 31, 2001, AmeriCold Logistics recorded a charge of $8,895,000 (of which the Company's share is $5,337,000) comprised of (i) severance and relocation costs associated with a management restructuring and (ii) expenses arising from the consolidation of a portion of the corporate office in Portland, Oregon into AmeriCold Logistics' Atlanta, Georgia headquarters. Severance related charges were for the termination of 199 employees, located primarily in the Atlanta and Portland offices. In 2002, AmeriCold Logistics reduced the charge by $949,000 (of which the Company's share is $569,000).

On December 31, 2002, Vornado and Crescent formed a new joint venture in which Vornado holds a 44% interest and Crescent holds a 56% interest. This new joint venture acquired AmeriCold Logistics' Carthage, Missouri and Kansas City, Kansas limestone quarries for $20,000,000, the appraised value. The purchase price consisted of $8,929,000 in cash and the cancellation of $11,071,000 of notes owed by AmeriCold Logistics to Crescent. AmeriCold Logistics recognized a gain of $2,225,000 (of which the Company's share is $1,335,000). AmeriCold Logistics used $8,800,000 of the cash proceeds to repay a portion of its loans from the Company. The Company recognized a gain on the repayment from AmeriCold Logistics of $8,608,000 as the loans were previously reduced by equity in losses of AmeriCold Logistics. Additionally, AmeriCold Logistics entered into a management agreement with the joint venture to manage and operate the quarries for an annual management fee of approximately $200,000 plus all direct expenses incurred as operator of the quarries. The agreement is for a term of one year and automatically renews for additional one-year periods unless terminated by either party. The Company used the $8,800,000 repayment from AmeriCold Logistics and $700,000 of its cash to repay $7,685,000 of principal and $1,815,000 of interest and commitment fees under the Revolving Credit Agreement.

On December 31, 2002, AmeriCold Logistics sold, without recourse, accounts receivable of $5,720,000 to Vornado and Crescent's new joint venture for $5,600,000 in cash. AmeriCold Logistics recognized a loss of $120,000 on the sale (of which the Company's share is $72,000). AmeriCold Logistics also agreed to act as agent to collect the accounts receivable. The Company does not believe that any significant servicing asset or liability exists.

On April 30, 2002, the American Stock Exchange ("AMEX") notified the Company that it had fallen below the AMEX's continued listing standards because it had losses from continuing operations and/or net losses in two of its three most recent fiscal years and it had not maintained at least $2,000,000 in stockholders' equity. The April 30, 2002 letter offered the Company an opportunity to submit a plan that would ultimately bring the Company into compliance with the AMEX's continued listing standards. On June 6, 2002, the Company submitted a plan to the AMEX which includes the anticipated restructuring of AmeriCold Logistics' leases with the Landlord to provide additional cash flow; the sale of non-core assets by AmeriCold Logistics; and operating improvements. After reviewing the Company's plan, the AMEX notified the Company by letter dated July 8, 2002 that it accepted the Company's plan of compliance and granted the Company an extension of time to regain compliance with the continued listing standards. The Company is subject to periodic reviews by the AMEX's staff during the extension period. Failure to make progress consistent with the plan or to regain compliance with the continued listing standards could result in the Company being delisted from the AMEX. There can be no assurance that the Company will be able to achieve its plan.

At December 31, 2002, the Company's investments in and advances to AmeriCold Logistics, excluding interest receivable, were fully absorbed by the Company's cumulative share of comprehensive losses of AmeriCold Logistics. AmeriCold Logistics has reported losses since its inception and, at December 31, 2002, the Company's share of AmeriCold Logistics' partners' deficit was $24,980,000, which includes $24,350,000 of deferred rent to its Landlord (rent recognized as expense but not paid in cash). On March 7, 2003, AmeriCold Logistics and the Landlord extended the deferred rent period to December 31, 2004. Based on its right to defer rent, management of AmeriCold Logistics anticipates it will have sufficient cash flows to operate at least through December 31, 2003. AmeriCold Logistics anticipates that in 2003 the Landlord will restructure the leases to provide additional cash flow. Further, the management of AmeriCold Logistics is also considering the financing of certain trade receivables and equipment and the sale of certain warehouse operations. In the absence of such financings and sales and the anticipated lease restructuring, AmeriCold Logistics will not have the ability to distribute funds to the Company and in turn, the Company will not have resources sufficient to repay its $23,834,000 loan from Vornado due December 31, 2004.

Cash Flows for the Year Ended December 31, 2002

Net cash used in operating activities of $1,380,000 is comprised of (i) a net loss of $10,351,000 and (ii) the net change in operating assets and liabilities of $401,000, offset by (iii) a non-cash loss from AmeriCold Logistics of $9,372,000.

Net cash provided by investing activities of $9,330,000 resulted from repayments of loans to AmeriCold Logistics.

Net cash used in financing activities of $7,620,000 resulted primarily from repayments under the Company's Revolving Credit Agreement with Vornado.

Cash Flows for the Year Ended December 31, 2001

Net cash used in operating activities of $2,934,000 is comprised of (i) a net loss of $7,421,000, partially offset by (ii) the net change in operating assets and liabilities of $296,000 and (iii) adjustments for non-cash and non-operating items of $4,191,000. The adjustments for non-cash and non-operating items are comprised of (i) a loss from AmeriCold Logistics of $3,413,000 and (ii) a loss from marketable securities of $778,000.

Net cash used in investing activities of $9,282,000 is comprised of (i) advances to AmeriCold Logistics of $8,940,000 and (ii) payments of $582,000 to cease Transportal Network's operations, partially offset by (iii) repayments of loans to AmeriCold Logistics of $240,000.

Net cash provided by financing activities of $11,642,000 resulted from borrowings under the Company's Revolving Credit Agreement with Vornado.

Cash Flows for the Year Ended December 31, 2000

Net cash used in operating activities of $3,148,000 is comprised of (i) a net loss of $17,686,000, partially offset by (ii) the net change in operating assets and liabilities of $123,000 and (iii) adjustments for non-cash and non-operating items of $14,415,000. The adjustments for non-cash and non-operating items are comprised of (i) a loss from AmeriCold Logistics of $11,062,000 and (ii) a loss from Transportal Network of $4,983,000, partially offset by (iii) minority interest of $1,582,000 and (iv) a reversal of non-cash compensation expense of $48,000.

Net cash used in investing activities of $14,718,000 is comprised of (i) investments in and advances to AmeriCold Logistics of $9,000,000, (ii) an investment in Transportal Network of $4,940,000, and (iii) purchases of securities available for sale of $778,000.

Net cash provided by financing activities of $15,198,000 primarily resulted from borrowings of $17,100,000 and repayments of $1,905,000 under the Company's Revolving Credit Agreement with Vornado.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

At December 31, 2002 and 2001, respectively, the Company had $23,834,000 and $31,435,000 of variable rate debt outstanding bearing interest at LIBOR plus 3% (4.38% at December 31, 2002). A one percent increase for one year in the base used to determine the interest rate of the variable rate debt outstanding at December 31, 2002 would result in a $238,000 increase in the Company's interest and debt expense ($.06 per basic share). At December 31, 2002 and 2001, respectively, AmeriCold Logistics owed $40,583,000 and $8,335,000 of deferred rent bearing interest at the 90-day treasury bill rate plus 2% (3.31% at December 31, 2002). A one percent increase for one year in the base used to determine the interest rate of the deferred rent outstanding at December 31, 2002 would result in a $406,000 increase in AmeriCold Logistics' interest expense (of which the Company's share is $244,000 or $0.06 per basic share). The interest rates of AmeriCold Logistics' other debt outstanding at December 31, 2002 and 2001 are fixed.

The variable interest rate on the Revolving Credit Agreement is reset periodically. At reset, the Company can fix the interest rate, at its discretion, for a period of one, two, three, or six months. The Company attempts to select interest rate periods that it believes will minimize interest and debt expense. There can be no assurance that the Company will select interest rate periods that will minimize its expense.

Item 8. ***Financial Statements and Supplementary Data***

INDEX TO FINANCIAL STATEMENTS

Item 9. *Changes In and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

INDEPENDENT AUDITORS' REPORT

Stockholders and Board of Directors
Vornado Operating Company
New York, New York

We have audited the accompanying consolidated balance sheets of Vornado Operating Company as of December 31, 2002 and 2001 and the related consolidated statements of operations, stockholders' deficit and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Vornado Operating Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Parsippany, New Jersey
March 7, 2003

VORNADO OPERATING COMPANY
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2002	2001
ASSETS		
Cash and cash equivalents, including U.S. government obligations under repurchase agreements of $200,000 in 2002	$ 344,686	$ 14,653
Investment in and advances to AmeriCold Logistics	50,885	18,943,309
Prepaid expenses and other assets	254,016	152,961
	$ 649,587	$ 19,110,923
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Note, interest, and commitment fees payable to Vornado Realty Trust	$ 23,834,355	$ 31,434,682
Due to Vornado Realty Trust	76,474	87,528
Accounts payable and accrued expenses	171,758	487,737
Total liabilities	24,082,587	32,009,947
Minority interest	--	--
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' DEFICIT		
Common stock: par value $.01 per share; authorized, 40,000,000 shares; issued and outstanding, 4,068,924 shares in each year	40,689	40,689
Additional paid-in capital	22,462,555	22,462,555
Accumulated deficit	(43,600,097)	(33,248,868)
	(21,096,853)	(10,745,624)
Accumulated other comprehensive loss	(2,336,147)	(2,153,400)
Total stockholders' deficit	(23,433,000)	(12,899,024)
	$ 649,587	$ 19,110,923

See notes to consolidated financial statements.

VORNADO OPERATING COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2002	2001	2000
REVENUES:			
Interest income	$ 2,346	$ 7,293	$ 85,441
EXPENSES:			
General and administrative	1,053,241	1,896,822	1,574,963
	(1,050,895)	(1,889,529)	(1,489,522)
Interest and debt expense to Vornado Realty Trust	(1,998,550)	(2,422,337)	(1,904,580)
Loss from AmeriCold Logistics	(7,301,784)	(2,331,105)	(10,890,600)
Loss from marketable securities	--	(777,630)	--
Loss from Transportal Network	--	--	(4,982,576)
Loss before minority interest	(10,351,229)	(7,420,601)	(19,267,278)
Minority interest	--	--	1,581,765
NET LOSS	$ (10,351,229)	$ (7,420,601)	$ (17,685,513)
Net loss per share — basic and diluted	$ (2.54)	$ (1.82)	$ (4.35)

See notes to consolidated financial statements.

VORNADO OPERATING COMPANY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Deficit	Comprehensive Loss
Balance, January 1, 2000	$ 40,683	$ 22,459,160	$ (8,142,754)	$ --	$ 14,357,089	
Common stock issued under employees' stock plan..........	6	3,395	--	--	3,401	
Unrealized loss on securities available for sale..................	--	--	--	(720,126)	(720,126)	$ (720,126)
Net loss	--	--	(17,685,513)	--	(17,685,513)	(17,685,513)
Balance, December 31, 2000	40,689	22,462,555	(25,828,267)	(720,126)	(4,045,149)	$ (18,405,639)
Recognition of loss from marketable securities previously included in comprehensive loss..............	--	--	--	720,126	720,126	$ 720,126
Proportionate share of other comprehensive loss of AmeriCold Logistics............	--	--	--	(2,153,400)	(2,153,400)	(2,153,400)
Net loss	--	--	(7,420,601)	--	(7,420,601)	(7,420,601)
Balance, December 31, 2001	40,689	22,462,555	(33,248,868)	(2,153,400)	(12,899,024)	$ (8,853,875)
Proportionate share of other comprehensive loss of AmeriCold Logistics............	--	--	--	(182,747)	(182,747)	$ (182,747)
Net loss	--	--	(10,351,229)	--	(10,351,229)	(10,351,229)
Balance, December 31, 2002	$ 40,689	$ 22,462,555	$ (43,600,097)	$ (2,336,147)	$ (23,433,000)	$ (10,533,976)

See notes to consolidated financial statements.

VORNADO OPERATING COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (10,351,229)	$ (7,420,601)	$ (17,685,513)
Adjustments to reconcile net loss to net cash used in operating activities:			
Minority interest	--	--	(1,581,765)
Equity in loss of AmeriCold Logistics	17,979,985	3,412,800	11,061,600
Recovery from repayment of loans to AmeriCold Logistics previously reduced by equity in losses	(8,607,869)	--	--
Loss from Transportal Network	--	--	4,982,576
Loss from marketable securities	--	777,630	--
Reversal of stock appreciation right compensation	--	--	(47,865)
Changes in operating assets and liabilities:			
Prepaid expenses and other assets	(101,055)	163,438	(14,054)
Interest and commitment fees payable on note to Vornado Realty Trust	19,600	11,144	--
Interest receivable on loans to AmeriCold Logistics	7,495	(43,380)	(15,000)
Accounts payable and accrued expenses	(315,979)	150,321	168,325
Due to Vornado Realty Trust	(11,054)	14,169	(16,641)
Net cash used in operating activities	(1,380,106)	(2,934,479)	(3,148,337)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Investments in and advances to AmeriCold Logistics	--	(8,940,000)	(9,000,000)
Repayment of loans to AmeriCold Logistics	9,330,066	239,762	--
Investment in Transportal Network	--	(582,194)	(4,940,382)
Purchases of securities available for sale	--	--	(777,630)
Net cash provided by (used in) investing activities	9,330,066	(9,282,432)	(14,718,012)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from note from Vornado Realty Trust	65,000	11,642,000	17,100,000
Repayments on note from Vornado Realty Trust	(7,684,927)	--	(1,905,358)
Exercise of stock options	--	--	3,401
Net cash (used in) provided by financing activities	(7,619,927)	11,642,000	15,198,043
Net increase (decrease) in cash and cash equivalents	330,033	(574,911)	(2,668,306)
Cash and cash equivalents at beginning of period	14,653	589,564	3,257,870
Cash and cash equivalents at end of period	$ 344,686	$ 14,653	$ 589,564
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash payments for interest and commitment fees	$ 1,978,950	$ 2,411,193	$ 1,904,580

See notes to consolidated financial statements.

1. Organization and Business

Vornado Operating Company, a Delaware corporation (the "Company"), was incorporated on October 30, 1997, as a wholly owned subsidiary of Vornado Realty Trust ("Vornado") and commenced operations on October 16, 1998. In order to maintain its status as a real estate investment trust ("REIT") for federal income tax purposes, Vornado is required to focus principally on investments in real estate assets. Accordingly, Vornado is prevented from owning certain assets and conducting certain activities that would be inconsistent with its status as a REIT. The Company was formed to own assets that Vornado could not itself own and conduct activities that Vornado could not itself conduct. The Company is intended to function principally as an operating company, in contrast to Vornado's principal focus on investments in real estate assets. The Company is able to do so because it is taxable as a regular "C" corporation rather than as a REIT.

On October 16, 1998, Vornado Realty L.P. (the "Operating Partnership"), a subsidiary of Vornado, made a distribution (the "Distribution") of one share of common stock, par value $.01 per share (the "Common Stock"), of the Company for each 20 units of limited partnership interest of the Operating Partnership (including the units owned by Vornado) held of record as of the close of business on October 9, 1998, and Vornado in turn made a distribution of the Common Stock it received to the holders of its common shares of beneficial interest.

The Company holds its assets and conducts its business through Vornado Operating L.P., a Delaware limited partnership ("Company L.P."). The Company is the sole general partner of and, as of December 31, 2002, owned a 90.1% partnership interest in Company L.P. All references to the "Company" refer to Vornado Operating Company and its subsidiaries including Company L.P.

In the aggregate, the Company's investments have not, and may not, generate sufficient cash flow to pay all of its expenses. The Company estimates that it has adequate borrowing capacity under its credit facility to meet its cash requirements.

2. Summary of Significant Accounting Policies

Basis of Presentation: The accompanying consolidated financial statements include the accounts of the Company and Company L.P. All significant intercompany amounts have been eliminated. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Certain amounts in the prior years' consolidated financial statements have been reclassified to conform to the current year presentation.

Cash and Cash Equivalents: Cash and cash equivalents consist of highly liquid investments purchased with original maturities of three months or less. The Company enters into agreements for the purchase and resale of United States government obligations for periods of up to one week. The obligations purchased under these agreements are held in safekeeping in the Company's name by a regional money center bank. The Company has the right to demand additional collateral or return of funds at any time the collateral value is less than 102% of invested funds plus accrued earnings thereon.

Marketable Securities: During the year ended December 31, 2000, the Company purchased marketable securities that it intended to hold for an indefinite period of time and therefore had classified them as securities available for sale. Unrealized gains and losses are included as a component of stockholders' deficit as other comprehensive loss. Realized gains or losses on the sale of securities are recorded based on average cost. In the three months ended March 31, 2001, the Company recognized a loss from these securities for the entire purchase price due to an "other than temporary decline" in their fair value.

Investments in and Advances to AmeriCold Logistics: The Company's 60% interest in AmeriCold Logistics is accounted for under the equity method of accounting as Crescent Operating, Inc. ("COPI"), the Company's partner in AmeriCold Logistics, has substantive participating rights. The investments in and advances to AmeriCold Logistics are recorded initially at cost and subsequently adjusted for the Company's share of comprehensive income or loss and cash distributions or principal repayments from AmeriCold Logistics. The interest earned on the advances to AmeriCold Logistics is recorded as a component of income or loss from AmeriCold Logistics. At December 31, 2002, the Company's investments in and advances to AmeriCold Logistics, excluding interest receivable, were fully absorbed by the Company's cumulative share of comprehensive losses of AmeriCold Logistics. The Company does not record comprehensive losses in excess of the cost of its investments in and advances to AmeriCold Logistics, as the Company is not liable for the obligations of, or otherwise committed to provide additional financial support to, AmeriCold Logistics. The Company's exposure to losses from AmeriCold Logistics is limited to its investments in and advances to AmeriCold Logistics. At December 31, 2002, the Company's share of excess other comprehensive losses of AmeriCold Logistics not recorded was $7,997,000.

Fair Value of Financial Instruments: The fair values of the note payable to Vornado at December 31, 2002 and 2001 are approximately $19,600,000 and $24,400,000, respectively. These fair values were estimated by discounting the future cash flows using current market rates available to the Company. Such fair value estimates are not necessarily indicative of the amount that would be paid upon liquidation of the Company's note payable.

Income Taxes: Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the treatment of certain items for financial reporting purposes and the treatment of those items for corporate tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Amounts Per Share: Basic loss per share is computed based on a weighted average of common shares outstanding. Diluted loss per share considers the dilutive effect of outstanding stock options, stock appreciation rights ("SARs"), rights, and limited partnership units of Company L.P. not owned by the Company.

Stock Options and Stock Appreciation Rights: The Company accounts for employee stock options under the intrinsic value method of Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees*, as amended and interpreted. Under the intrinsic value method, compensation cost is measured as the excess, if any, of the quoted market price of the Company's Common Stock at the date of grant over the exercise price of the stock options granted. Compensation cost for employee stock options, if any, is recognized ratably over the vesting period. The Company's policy is to grant stock options with exercise prices equal to the quoted market price of the Company's Common Stock on the grant date. Accordingly, no compensation cost has been recognized for employee stock options for the years ended December 31, 2002, 2001, and 2000.

The Company accounts for SARs under the provisions of FASB Interpretation ("FIN") No. 28, *Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.* SARs are granted at 100% of the market price of the Company's Common Stock on the date of grant. SARs vest ratably, becoming fully vested 36 months after grant. Compensation expense is recognized ratably in the statement of operations if the market price of the Company's Common Stock exceeds the exercise price at the balance sheet date. At subsequent balance sheet dates and the date the SARs become fully vested, additional compensation expense is recognized ratably if the market price exceeds the previous market price. If the market price falls, the previously recognized expense is reversed but not adjusted below zero. No compensation cost has been recognized for SARs for the years ended December 31, 2002 and 2001. The Company reversed compensation costs of $47,865 in the year ended December 31, 2000.

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123.* SFAS No. 148 provides alternative methods of transition for entities that voluntarily change to the fair value method of accounting for stock-based employee compensation. The Company voluntarily adopted the fair value provisions of SFAS No. 123, *Accounting for Stock-Based Compensation,* prospectively for all employee awards granted, modified, or settled in 2003 and thereafter. The Company will utilize an option-pricing model and appropriate market assumptions to determine the value of such grants. Compensation expense will be recognized on a straight-line basis over the vesting periods of the grants.

The Company's employee stock options and SARs plan is more fully described in "Note 7 – Employees' Stock Options and Stock Appreciation Rights".

Recently Issued Accounting Standards: In June 2001, FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets*, effective January 1, 2002. SFAS No. 142 specifies that goodwill and some intangible assets will no longer be amortized but instead be subject to periodic impairment testing. The implementation of this standard did not have a material impact on the Company's consolidated financial statements.

In June 2001, FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*, effective January 1, 2003. SFAS No. 143 requires the recording of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The Company does not believe that the adoption of this standard will affect the Company's consolidated financial statements.

In August 2001, FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, effective January 1, 2002. SFAS No. 144 provides for a single accounting model for long-lived assets to be disposed of by sale and requires discontinued operations presentation for disposals of a "component" of an entity. The implementation of this standard did not have a material impact on the Company's consolidated financial statements.

In April 2002, FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. SFAS No. 145 rescinds SFAS No. 4, *Reporting Gains and Losses from Extinguishment of Debt*, SFAS No. 44, *Accounting for Intangible Assets of Motor Carriers*, and SFAS No. 64, *Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements*. SFAS No. 145 requires, among other things, (i) that the modification of a lease that results in a change of the classification of the lease from capital to operating under the provisions of SFAS No. 13, *Accounting for Leases*, be accounted for as a sale-leaseback transaction and (ii) the reporting of gains or losses from the early extinguishment of debt as extraordinary items only if they meet the criteria of APB No. 30, *Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*. The rescission of SFAS No. 4 is effective January 1, 2003. The amendment of SFAS No. 13 is effective for transactions occurring on or after May 15, 2002. The amendment of SFAS No. 13 did not have a material impact on the Company's consolidated financial statements. The Company does not believe that the rescission of SFAS No. 4 will affect the Company's consolidated financial statements.

In July 2002, FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, effective January 1, 2003. SFAS No. 146 replaces current accounting literature and requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The Company does not believe that the adoption of this standard will affect the Company's consolidated financial statements.

In November 2002, FASB issued FIN No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34*. FIN No. 45 elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees it has issued and clarifies that a guarantor is required to recognize a liability for the fair value of an obligation undertaken at the inception of a guarantee. The disclosure requirements of FIN No. 45 are effective for the first interim or annual reporting period ending after December 15, 2002. The initial recognition provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The implementation of the disclosure requirements of this interpretation did not have an impact on the Company's consolidated financial statements. The Company does not believe that the adoption of the recognition provisions of this interpretation will affect the Company's consolidated financial statements.

In January 2003, FASB issued FIN No. 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51*. FIN No. 46 requires the consolidation of an entity by an enterprise (i) if that enterprise, known as a "primary beneficiary", has a variable interest that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both and (ii) if the entity is a variable interest entity. An entity is a variable interest entity if (a) the total equity investment at risk in the entity is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or (b) the equity investors do not have the characteristics of a controlling financial interest in the entity. FIN

No. 46 applies immediately to all variable interest entities created after January 31, 2003. For variable interest entities created by public companies before February 1, 2003, FIN No. 46 must be applied no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The initial determination of whether an entity is a variable interest entity shall be made as of the date at which a primary beneficiary becomes involved with the entity and reconsidered as of the date one of three triggering events described by FIN No. 46 occurs. The Company is currently evaluating the impact of this interpretation regarding the appropriateness of the continued use of the equity method of accounting for its investment in AmeriCold Logistics.

3. Investments in and Advances to AmeriCold Logistics
(Data in this section represents 100% of AmeriCold Logistics, of which the Company's share is 60%)

On March 11, 1999, the Company and COPI formed the "Vornado Crescent Logistics Operating Partnership" (which does business under the name "AmeriCold Logistics") to purchase all of the non-real estate assets of the Vornado REIT/Crescent REIT Partnership (the "Landlord") for $48,723,000, of which the Company's 60% share was $29,234,000. To fund its share of the purchase price, the Company utilized $4,647,000 of cash and borrowed $18,587,000 under its Revolving Credit Agreement with Vornado. The Company paid the balance of $6,000,000 on March 7, 2000. AmeriCold Logistics leases 88 temperature controlled warehouses from the Landlord which continues to own the real estate. The leases, which commenced in March 1999, as amended, generally have 15-year terms with two five-year renewal options and provide for the payment of fixed base rent and percentage rent based on revenues from customers. AmeriCold Logistics is required to pay for all costs arising from the operation, maintenance and repair of the properties, as well as property capital expenditures in excess of $9,500,000 annually. AmeriCold Logistics has the right to defer the payment of 15% of annual fixed base rent and all percentage rent until December 31, 2003, to the extent that available cash, as defined in the leases, is insufficient to pay such rent. In addition to the leased warehouses, AmeriCold Logistics manages 13 additional warehouses.

The following condensed balance sheet data represents 100% of AmeriCold Logistics, of which the Company owns 60%:

(amounts in thousands)	December 31, 2002	December 31, 2001
Current assets	$ 116,420	$ 121,551
Non-current assets	47,670	58,914
	$ 164,090	$ 180,465
Current liabilities[1]	$ 115,057	$ 112,865
Non-current liabilities[1]	90,666	59,834
	$ 205,723	$ 172,699
Partners' (deficit) capital	$ (41,633)	$ 7,766

[1] AmeriCold Logistics' creditors have no recourse to the general credit of the Company. At December 31, 2002, AmeriCold Logistics' notes payable (including loans from the Company of $8,356) and capital leases of $18,960 were collateralized by property, plant and equipment and accounts receivable with a net book value of approximately $34,505.

During 2001 and 2000, the Company made three secured loans totaling $11,940,000 to AmeriCold Logistics. The first two loans, totaling $6,840,000, were secured by a mortgage on AmeriCold Logistics' quarries. These loans bore interest at 12% and required monthly payments of interest until maturity on March 31, 2002. The third loan was $5,100,000 and is secured by property, plant and equipment. This loan bears interest at 14% and requires monthly payments of principal and interest of $99,000 until maturity on December 31, 2002. On March 11, 2002, all three of these loans were amended to extend the maturity date to December 31, 2004. On December 31, 2002, AmeriCold Logistics used $8,800,000 of the cash proceeds from the sale of its quarries, as discussed on page 35, to repay the two loans secured by the quarries and a portion of the loan secured by property, plant and equipment. At December 31, 2002, $2,356,000 remains outstanding under the property, plant and equipment loan.

The Company's $6,000,000 contribution to AmeriCold Logistics on March 7, 2000 was unmatched by COPI. Accordingly, the $4,000,000 contribution receivable shown in partners' capital of the Vornado Crescent Logistics Operating Partnership's financial statements was cancelled at December 31, 2001. On March 11, 2002, the Company's $6,000,000 became a special equity contribution that has priority over the original equity amounts and accrues a return of 12% compounded annually. On November 5, 2002, the Company's $6,000,000 special equity contribution was converted into a loan collateralized by certain trade receivables of AmeriCold Logistics. The conversion was effective March 11, 2002. The loan bears interest of 12% and requires monthly interest payments until maturity on December 31, 2004.

The following represents the components of the Company's loss from AmeriCold Logistics:

(amounts in thousands)	For the Year Ended December 31, 2002	2001	2000
Equity in loss	$ (17,980)	$ (3,413)	$ (11,062)
Interest on loans	2,070	1,082	171
Recovery from repayment of loans previously reduced by equity in losses	8,608	--	--
	$ (7,302)	$ (2,331)	$ (10,891)

The following condensed operating data represents 100% of AmeriCold Logistics, of which the Company owns 60%:

(amounts in thousands)	For the Year Ended December 31, 2002	2001	2000
Revenues	$ 646,332	$ 647,259	$ 676,158
Costs other than rent and depreciation applicable to revenues	$ 473,811	$ 474,663	$ 478,809
Rent [(1)]	$ 153,759	$ 116,464 [(2)]	$ 170,640
Net loss	$ (29,766)	$ (5,688)	$ (18,436)

[(1)] Includes the effect of straight-lining.

[(2)] In the year ended December 31, 2001, $39,812 of rent was waived by the Landlord, of which $25,469 was for 2001 rent and $14,343 was for 2000 rent.

At December 31, 2002, the Company's investments in and advances to AmeriCold Logistics, excluding interest receivable, were fully absorbed by the Company's cumulative share of comprehensive losses of AmeriCold Logistics. AmeriCold Logistics has reported losses since its inception and, at December 31, 2002, the Company's share of AmeriCold Logistics' partners' deficit was $24,980,000, which includes $24,350,000 of deferred rent to its Landlord (rent recognized as expense but not paid in cash). On March 7, 2003, AmeriCold Logistics and the Landlord extended the deferred rent period to December 31, 2004. Based on its right to defer rent, management of AmeriCold Logistics anticipates it will have sufficient cash flows to operate at least through December 31, 2003. AmeriCold Logistics anticipates that in 2003 the Landlord will restructure the leases to provide additional cash flow. Further, the management of AmeriCold Logistics is also considering the financing of certain trade receivables and equipment and the sale of certain warehouse operations. In the absence of such financings and sales and the anticipated lease restructuring, AmeriCold Logistics will not have the ability to distribute funds to the Company and in turn, the Company will not have resources sufficient to repay its $23,834,000 loan from Vornado due December 31, 2004.

AmeriCold Logistics' Leases with the Landlord

On February 22, 2001, AmeriCold Logistics' leases with the Landlord were restructured to, among other things, (i) reduce 2001 contractual rent to $146,000,000 ($14,500,000 less than 2000 contractual rent), (ii) reduce 2002 contractual rent to $150,000,000 (plus additional contingent rent in certain circumstances), (iii) increase the Landlord's share of annual maintenance capital expenditures by $4,500,000 to $9,500,000 effective January 1, 2000 and (iv) extend the deferred rent period to December 31, 2003 from March 11, 2002.

AmeriCold Logistics' deferred rent liability at December 31, 2002, net of the waived rent discussed below, is as follows:

(amounts in thousands)	Total	The Company's Share
Deferred during 2002	$ 32,248	$ 19,349
Aggregate deferral at December 31, 2001	8,335	5,001
	$ 40,583	$ 24,350

In the three months ended December 31, 2001, AmeriCold Logistics reversed $25,469,000 of the rent expense recorded in 2001. This resulted from the Landlord waiving its rights to collect this portion of the rent. Further, the Landlord waived $14,343,000 of the rent expense recorded by AmeriCold Logistics in 2000; AmeriCold Logistics recorded this amount as income in the three months ended December 31, 2001. The aggregate amount waived by the Landlord of $39,812,000 (of which the Company's share is $23,887,000) represents a portion of the rent due under the leases which AmeriCold Logistics deferred in such years.

On January 23, 2002, four of the leases with the Landlord were combined into one lease. This did not affect total contractual rent due under the combined leases.

On March 7, 2003, AmeriCold Logistics and the Landlord extended the deferred rent period to December 31, 2004 from December 31, 2003.

Severance and Relocation Costs

In the year ended December 31, 2001, AmeriCold Logistics recorded a charge of $8,895,000 (of which the Company's share is $5,337,000) comprised of (i) severance and relocation costs associated with a management restructuring and (ii) expenses arising from the consolidation of a portion of the corporate office in Portland, Oregon into AmeriCold Logistics' Atlanta, Georgia headquarters. Severance related charges were for the termination of 199 employees, located primarily in the Atlanta and Portland offices. In 2002, AmeriCold Logistics reduced the charge by $949,000 (of which the Company's share is $569,000).

Dispositions

On December 31, 2002, Vornado and Crescent Real Estate Equities Company ("Crescent") formed a new joint venture in which Vornado holds a 44% interest and Crescent holds a 56% interest. This new joint venture acquired AmeriCold Logistics' Carthage, Missouri and Kansas City, Kansas limestone quarries for $20,000,000, the appraised value. The purchase price consisted of $8,929,000 in cash and the cancellation of $11,071,000 of notes owed by AmeriCold Logistics to Crescent. AmeriCold Logistics recognized a gain of $2,225,000 (of which the Company's share is $1,335,000). AmeriCold Logistics used $8,800,000 of the cash proceeds to repay a portion of its loans from the Company. The Company recognized a gain on the repayment from AmeriCold Logistics of $8,608,000 as the loans were previously reduced by equity in losses of AmeriCold Logistics. Additionally, AmeriCold Logistics entered into a management agreement with the joint venture to manage and operate the quarries for an annual management fee of approximately $200,000 plus all direct expenses incurred as operator of the quarries. The agreement is for a term of one year and automatically renews for additional one-year periods unless terminated by either party. The Company used the $8,800,000 repayment from AmeriCold Logistics and $700,000 of its cash to repay $7,685,000 of principal and $1,815,000 of interest and commitment fees under the Revolving Credit Agreement with Vornado.

On December 31, 2002, AmeriCold Logistics sold, without recourse, accounts receivable of $5,720,000 to Vornado and Crescent's new joint venture for $5,600,000 in cash. AmeriCold Logistics recognized a loss of

$120,000 on the sale (of which the Company's share is $72,000). AmeriCold Logistics also agreed to act as agent to collect the accounts receivable. The Company does not believe that any significant servicing asset or liability exists.

4. Loss from Transportal Network

Pursuant to a plan announced to employees on September 28, 2000, Transportal Network, a 60% owned internet start-up, ceased operations because of a failure to attract third party funding. As a result, the Company recorded a charge of $4,983,000 for the year ended December 31, 2000, representing the Company's share of Transportal Network's loss of $4,260,000 and the cost to cease Transportal Network's operations of $723,000.

5. Income Taxes

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, specifically (i) the 2002 net operating loss carryforward as reflected on the Company's tax return, (ii) the book to tax differences arising from the Company's investment in AmeriCold Logistics and (iii) the write-off of organization costs in 1999 and 1998 for financial reporting purposes and the amortization of such costs over 60 months for tax reporting purposes.

The tax effects of significant items comprising the Company's net deferred tax asset as of December 31, 2002 and 2001 are as follows:

(amounts in thousands)	December 31, 2002	December 31, 2001
Deferred assets:		
Organization costs	$ 106	$ 212
Minority interest (taxed directly to limited partner)	940	940
Net operating loss carryforward	12,164	10,052
Book to tax differences	1,720	(414)
	14,930	10,790
Valuation allowance	(14,930)	(10,790)
Net deferred tax asset	$ --	$ --

Because the Company has a history of operating losses, a valuation allowance has been established for its deferred tax assets. The need for this allowance will be reassessed periodically based upon the operating results of the Company.

A reconciliation of income taxes to the expected income tax benefit is as follows:

(amounts in thousands)	Year Ended December 31, 2002	2001	2000
Loss before income taxes and minority interest	$ 10,351	$ 7,421	$ 19,267
Statutory federal income tax rate	34%	34%	34%
	3,519	2,523	6,551
Expected state income tax benefit	621	445	1,156
	4,140	2,968	7,707
Valuation allowance	(4,140)	(2,968)	(7,707)
Income taxes	$ --	$ --	$ --

6. Revolving Credit Agreement

The Company has a $75,000,000 unsecured Revolving Credit Agreement with Vornado which expires on December 31, 2004. Borrowings under this facility bear interest at LIBOR plus 3% (4.38% at December 31, 2002). The Company pays Vornado a commitment fee equal to 1% per annum on the average daily unused portion of the facility pursuant thereto; for the years ended December 31, 2002, 2001, and 2000, the Company paid commitment fees of $432,000, $485,000 and $630,000, respectively. Amounts may be borrowed under the Revolving Credit Agreement, repaid and reborrowed from time to time on a revolving basis (so long as the principal amount outstanding at any time does not exceed $75,000,000). Principal payments are not required under the Revolving Credit Agreement during its term. The Revolving Credit Agreement prohibits the Company from incurring indebtedness to third parties (other than certain purchase money debt and certain other exceptions) and prohibits the Company from paying any dividends. The Company currently has no external sources of financing except this facility. On December 31, 2002, the Company used the $8,800,000 repayment from AmeriCold Logistics and $700,000 of its cash to repay $7,685,000 of principal and $1,815,000 of interest and commitment fees.

7. Employees' Stock Options and Stock Appreciation Rights

Under the 1998 Omnibus Stock Plan (the "Plan"), various directors, officers and key employees of Vornado and the Company were granted incentive and non-qualified stock options to purchase Common Stock of the Company. Awards to officers and employees of Vornado were granted prior to the Distribution. The options were granted at prices equal to the book value per share as of the date of grant for options granted prior to the Distribution, and 100% of the market price of the Common Stock at the date of grant for options granted after the Distribution. Shares vest ratably, becoming fully vested 36 months after grant. All options expire ten years after grant.

If compensation cost for stock option awards had been determined based on fair value at the grant dates, net loss and loss per share would have been increased to the pro forma amounts below:

(amounts in thousands, except per share amounts)	Year Ended December 31, 2002	2001	2000
Net loss:			
As reported	$ (10,351)	$ (7,421)	$ (17,686)
Pro forma	(10,351)	(8,037)	(18,421)
Net loss per share, basic and diluted:			
As reported	$ (2.54)	$ (1.82)	$ (4.35)
Pro forma	(2.54)	(1.98)	(4.53)

The fair value of each option grant is estimated on the date of grant using an option-pricing model with the following weighted-average assumptions used for grants in the period ended December 31, 2000 (no options were granted in the years ended December 31, 2002 and 2001):

	Year Ended December 31, 2000
Expected volatility	194%
Expected life	5 years
Risk-free interest rate	5.0%
Expected dividend yield	--
Fair value	$6.54

A summary of the Plan's status and changes are presented below:

	Year Ended December 31,					
	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at January 1	438,706	$ 5.70	651,475	$ 5.86	479,319	$ 5.54
Granted	--	--	--	--	175,000	6.72
Exercised	--	--	--	--	(614)	5.54
Cancelled or converted to SARs	(59,597)	6.72	(212,769)	6.18	(2,230)	5.54
Outstanding at December 31	379,109	5.54	438,706	5.70	651,475	5.86
Options exercisable at December 31	379,109		438,706		319,414	

The 379,109 options which were outstanding and exercisable as of December 31, 2002 have a remaining contractual life of 5.6 years.

Effective December 17, 2001, two plan participants converted 90,000 outstanding stock options with an exercise price of $5.54 into SARs. 220,000 SARs were outstanding and exercisable at December 31, 2002 at a price of $5.54.

Shares available for future grant under the Plan at December31, 2002 were 400,277.

8. Vornado Agreement

The Company and Vornado have entered into an agreement (the "Vornado Agreement") pursuant to which, among other things, (a) Vornado will, under certain circumstances, offer the Company an opportunity to become the lessee of certain real property owned now or in the future by Vornado (under mutually satisfactory lease terms) and (b) the Company will not make any real estate investment or other REIT-Qualified Investment unless it first offers Vornado the opportunity to make such investment and Vornado has rejected that opportunity.

Under the Vornado Agreement, Vornado provides the Company with certain administrative, corporate, accounting, financial, insurance, legal, tax, data processing, human resources and operational services. Also, Vornado makes available to the Company, at Vornado's offices, space for the Company's principal corporate office. For these services, the Company compensates Vornado in an amount determined in good faith by Vornado as the amount an unaffiliated third party would charge the Company for comparable services and reimburses Vornado for certain costs incurred and paid to third parties on behalf of the Company. For such services, the Company incurred $330,000, $371,000 and $330,000 in the years ended December 31, 2002, 2001 and 2000, respectively.

Vornado and the Company each have the right to terminate the Vornado Agreement if the other party is in material default of the Vornado Agreement or upon 90 days written notice to the other party at any time after December 31, 2003. In addition, Vornado has the right to terminate the Vornado Agreement upon a change in control of the Company.

9. Minority Interest

Minority interest represents limited partnership interests in Company L.P. not owned by the Company. On October 16, 1998, (i) Interstate Properties ("Interstate"), a New Jersey general partnership owned by Steven Roth (Chairman of the Board and Chief Executive Officer of Vornado and the Company), David Mandelbaum (a trustee of Vornado), and Russell B. Wight, Jr. (a trustee of Vornado and a director of the Company), exchanged 447,017 shares of Common Stock for a 9.9% undivided interest in all of the Company's assets and (ii) Interstate and the Company contributed all of their interests in such assets to Company L.P. and in return Interstate received a 9.9% limited partnership interest and the Company received the 90.1% sole general partnership interest therein. Interstate has the right to have its limited partnership interest in Company L.P. redeemed by Company L.P. either for (a) cash in an amount equal to the fair market value, at the time of redemption, of 447,017 shares of Common Stock or (b) 447,017 shares of Common Stock, in each case as selected by the Company and subject to customary anti-dilution adjustments.

During the year ended December 31, 2000, Interstate's investment in Company L.P was fully absorbed by net losses. Interstate's share of net losses in excess of its contributions ($2,085,000 at December 31, 2002) has been and will be recognized by the Company as Interstate has no obligation to provide additional funding to Company L.P.

Excluding rights distributed under the Stockholder Protection Rights Plan, as discussed below, in 2002, no dividends or distributions have been made to Interstate since inception.

10. Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

(amounts in thousands, except share and per share amounts)	Year Ended December 31,		
	2002	2001	2000
Numerator:			
Net loss	$ (10,351)	$ (7,421)	$ (17,686)
Denominator:			
Weighted average shares outstanding	4,068,924	4,068,924	4,068,727
Net loss per share – basic and diluted	$ (2.54)	$ (1.82)	$ (4.35)

The Company's stock options and SARs are not dilutive in the reporting periods as the average market prices of the Company's Common Stock did not exceed the exercise prices or the Company reported net losses. The Company's rights are not dilutive in the reporting periods as the rights were not exercisable. The limited partnership units of Company L.P. not owned by the Company are not dilutive in the full year reporting periods as the Company reported net losses.

11. Stockholder Protection Rights Plan

On May 29, 2002, the Company adopted a Stockholder Protection Rights Plan (the "Rights Plan") and declared a dividend of one right for each outstanding share of the Company's Common Stock. The dividend was paid on June 7, 2002 to stockholders of record on that date. In addition, the Company issued one right in respect of each outstanding limited partnership unit of Company L.P. not owned by the Company. The initial issuance of the rights had no accounting or tax consequences and did not change the way in which the Common Stock is traded.

The rights become exercisable after the earlier of (a) ten business days after any person commences a tender offer that would result in such person becoming the beneficial owner of 10% or more of the Common Stock (an "Acquiring Person") or (b) on the first day on which any person becomes an Acquiring Person, subject to certain exceptions. Pursuant to the terms of the Rights Plan, rights owned by an Acquiring Person will automatically become void and each other right will entitle the holder to receive, for $13.50, as adjusted under the terms of the Rights Plan (the "Exercise Price"), cash in an amount, or debt or other securities with a value, equal to (i) the closing market price of a share of Common Stock on the date of exercise times (ii) the number of shares of Common Stock having an aggregate market value, as defined by the Rights Plan, equal to twice the Exercise Price, or, at the Company's discretion, the number of shares of Common Stock described in (ii) above.

The rights will expire on June 7, 2012 unless they expire earlier as provided in the Rights Plan. The Company may redeem the rights subject to certain conditions.

12. Commitments and Contingencies

The Company is from time to time involved in legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the outcome of such matters will not have a material effect on the Company's financial condition, results of operations or cash flows.

13. Summary of Quarterly Results (Unaudited)

(amounts in thousands, except per share amounts)	Income (Loss) from AmeriCold Logistics	Net Income (Loss)[1]	Net Income (Loss) Per Share (Basic)	Net Income (Loss) Per Share (Diluted)[2]
2002				
March 31	$ (3,311)	$ (4,074)	$ (1.00)	$ (1.00)
June 30	(3,927)	(4,723)	(1.16)	(1.16)
September 30	(4,782)	(5,730)	(1.41)	(1.41)
December 31	4,718	4,175[3]	1.03	0.92
2001				
March 31	$ (1,921)	$ (3,804)	$ (0.93)	$ (0.93)
June 30	(5,812)	(6,845)[4]	(1.68)	(1.68)
September 30	(5,809)	(6,878)[4]	(1.69)	(1.69)
December 31	11,211	10,107[4]	2.48	2.24

(1) The total for the year may differ from the sum of quarters as a result of rounding.

(2) The total for the year differs from the sum of quarters as the limited partnership units of Company L.P. not owned by the Company are dilutive in quarters in which the Company reported net income.

(3) Net income for the three months ended December 31, 2002 includes the Company's $1,335 share of AmeriCold Logistics' $2,225 gain on the sale of its Carthage, Missouri and Kansas City, Kansas quarries and an $8,608 recovery from the $8,800 repayment of loans to AmeriCold Logistics previously reduced by equity in losses.

(4) Net income for the three months ended December 31, 2001 includes the Company's $23,887 share of $39,812 of deferred rent waived by AmeriCold Logistics' Landlord and $2,697 of the Company's $5,337 share of AmeriCold Logistics' charge of $8,895 for severance and relocation costs. The Company recognized the $2,640 balance of its share of this charge in the three months ended June 30, 2001 ($1,740) and September 30, 2001 ($900).

PART III.

Item 10. *Directors and Executive Officers of the Registrant*

Information relating to directors of the Company will be contained in a definitive Proxy Statement pursuant to Regulation 14A under the Securities Exchange Act of 1934 involving the election of directors which the Company will file with the Securities and Exchange Commission not later than 120 days after December 31, 2002, and such information is incorporated by reference herein. For information on the executive officers of the Company, see "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K.

Item 11. *Executive Compensation*

Information relating to executive compensation will be contained in the Proxy Statement referred to above in "Item 10. Directors and Executive Officers of the Registrant" and such information is incorporated by reference herein.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information relating to security ownership of certain beneficial owners and management and related stockholder matters will be contained in the Proxy Statement referred to in "Item 10. Directors and Executive Officers of the Registrant" and such information is incorporated by reference herein.

A summary of the Company's equity compensation plans follows:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(c)
Equity compensation plans approved by security holders	N/A	N/A	N/A
Equity compensation plans not approved by security holders[1]	379,109	$5.54	400,277
Total	379,109	$5.54	400,277

[1] Under the 1998 Omnibus Stock Plan (the "Plan"), the Company may grant stock options (either incentive stock options or non-qualified stock options), stock appreciation rights ("SARs"), performance stock and restricted stock to employees, officers, directors and consultants of the Company and employees of Vornado Realty Trust (collectively the "Participants"). The Plan is administered by the Compensation Committee of the Board of Directors of the Company. Under the Plan, the grant price of stock options shall not be less than 100% of the fair market value of the Company's common stock, par value $.01 per share, ("Common Stock") on the date of grant and, in no event, may the options be exercisable more than ten years after the date of grant. SARs may be granted in tandem with a stock option or may be freestanding. No SARs shall be exercisable earlier than six months after grant, except in case of death or disability. SARs entitle the Participant to receive from the Company an amount equal to the increase of the fair market value of the Common Stock over the grant price upon exercise. Performance and restricted stock may be granted in the form of shares of Common Stock or limited partnership units of Vornado Operating L.P. The Compensation Committee has sole discretion to establish the performance or restriction period, respectively, for these awards. SARs, performance stock and restricted stock may be settled in cash, Common Stock or a combination at the Compensation Committee's sole discretion. The Board of Directors of the Company may amend or terminate the Plan or any portion thereof at any time. The grant of awards under the Plan shall not exceed 1,000,000 shares of Common Stock.

See "Note 7. Employees' Stock Options and Stock Appreciation Rights" to the Company's Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data".

Item 13. *Certain Relationships and Related Transactions*

Information relating to certain relationships and related transactions will be contained in the Proxy Statement referred to in "Item 10. Directors and Executive Officers of the Registrant" and such information is incorporated by reference herein.

Item 14. *Controls and Procedures*

Within the 90-day period prior to the filing of this Annual Report on Form 10-K, an evaluation was carried out under the supervision and with the participation of Vornado Operating Company's management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

PART IV.

Item 15. ***Exhibits, Financial Statement Schedules, and Reports on Form 8-K***

(a) The following documents are filed as part of this Annual Report on Form 10K:

1. The consolidated financial statements are set forth in Item 8 of this Annual Report on Form 10-K.

2. The following financial statement schedules should be read in conjunction with the consolidated financial statements included in Item 8 of this Annual Report on Form 10K:

Schedules other than those listed above are omitted because they are not applicable or the information required is included in the consolidated financial statements or the notes thereto.

3. Exhibits:

See Exhibit Index on page 67.

(b) Reports on Form 8-K:

During the last quarter of the period covered by this Annual Report on Form 10-K, the Company did not file any reports on Form 8-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VORNADO OPERATING COMPANY

By: /s/ Joseph Macnow
Joseph Macnow, Executive Vice President – Finance and Administration and Chief Financial Officer

Date: March 25, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
By: /s/ Steven Roth (Steven Roth)	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	March 25, 2003
By: /s/ Michael D. Fascitelli (Michael D. Fascitelli)	President and Director	March 25, 2003
By: /s/ Douglas H. Dittrick (Douglas H. Dittrick)	Director	March 25, 2003
By: /s/ Joseph Macnow (Joseph Macnow)	Executive Vice President – Finance and Administration and Chief Financial Officer (Principal Financial and Accounting Officer)	March 25, 2003
By: /s/ Martin N. Rosen (Martin N. Rosen)	Director	March 25, 2003
By: /s/ Richard R. West (Richard R. West)	Director	March 25, 2003
By: /s/ Russell B. Wight, Jr. (Russell B. Wight, Jr.)	Director	March 25, 2003

THE CERTIFICATIONS ON PAGES 45 AND 46 AND
THE FINANCIAL STATEMENT SCHEDULES ON PAGES 47 THROUGH 66 HAVE BEEN OMITTED.

(This page intentionally left blank)

Exhibit Index

<u>Exhibit No.</u>

The following is a list of all exhibits filed as part of this report

2.1	Assignment Agreement, dated as of December 31, 1998, between Vornado Realty Trust, as assignor, and Vornado Operating Company, assignee (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K, dated December 31, 1998 (File No. 001-14525), as filed with the Commission on January 15, 1999)	*
2.2	Put Agreement, dated as of December 31, 1998, between Vornado Realty Trust, as grantor, and Vornado Operating Company, as grantee (incorporated by reference to Exhibit 2.2 of the Company's Current Report on Form 8-K, dated December 31, 1998 (File No. 001 -14525), as filed with the Commission on January 15, 1999)	*
2.3	Asset Purchase Agreement dated as of February 26, 1999, between AmeriCold Logistics, LLC, as Purchaser, and AmeriCold Corporation, as Seller (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K, dated March 12, 1999 (File No. 001-14525), as filed with the Commission on March 31, 1999)	*
2.4	Asset Purchase Agreement, dated as of March 9, 1999, between Vornado Crescent Logistics Operating Partnership, as Purchaser, and URS Logistics, Inc., as Seller (incorporated by reference to Exhibit 2.2 of the Company's Current Report on Form 8-K, dated March 12, 1999 (File No. 001-14525), as filed with the Commission on March 31, 1999)	*
2.5	Asset Purchase Agreement, dated as of March 9, 1999, between AmeriCold Logistics, LLC, as Purchaser, and VC Omaha Holdings, L.L.C., as Seller (incorporated by reference to Exhibit 2.3 of the Company's Current Report on Form 8-K, dated March 12, 1999 (File No. 001-14525), as filed with the Commission on March 31, 1999)	*
2.6	Asset Purchase Agreement, dated as of March 9, 1999, between AmeriCold Logistics II, LLC, as Purchaser, and VC Missouri Holdings, L.L.C., as Seller (incorporated by reference to Exhibit 2.4 of the Company's Current Report on Form 8-K, dated March 12, 1999 (File No. 001-14525), as filed with the Commission on March 31, 1999)	*
3.1	Restated Certificate of Incorporation of Vornado Operating Company (incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form S-11 (File No. 333-40701), as filed with the Commission on September 28, 1998)	*
3.2	Amended and Restated Bylaws of Vornado Operating Company (incorporated by reference to Exhibit 3.2 of the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2000 (File No. 001-14525), as filed with the Commission on May 9, 2000)	*
4.1	Specimen stock certificate (incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-11 (File No. 333-40701), as filed with the Commission on January 23, 1998)	*

---

* Incorporated by reference.

Exhibit No.

4.2	Stockholder Protection Rights Agreement, dated as of May 29, 2002 (the "Rights Agreement"), between Vornado Operating Company (the "Company") and Wachovia Bank National Association, as Rights Agent, including as Exhibit A the forms of Rights Certificate and of Election to Exercise (incorporated by reference to Exhibit 1 of the Company's Registration Statement on Form 8-A, dated June 5, 2002 (File No. 001-14525), as filed with the Commission on June 5, 2002)	*
10.1	Intercompany Agreement, dated as of October 16, 1998, between Vornado Operating Company and Vornado Realty Trust (incorporated by reference to Exhibit 10.1 of the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 001-14525))	*
10.2	Credit Agreement dated as of January 1, 1999, between Vornado Operating Company and Vornado Realty L.P., together with related form of Line of Credit Note (incorporated by reference to Exhibit 10.2 of the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 001-14525))	*
10.3	1998 Omnibus Stock Plan of Vornado Operating Company (incorporated by reference to Exhibit 10.3 of the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 001 -14525))	*
10.4	Agreement of Limited Partnership of Vornado Operating L.P. (incorporated by reference to Exhibit 10.4 of the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 001-14525))	*
10.5	Agreement, dated March 11, 1999, between Vornado Operating L.P. and COPI Temperature Controlled Logistics L.L.C. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, dated March 12, 1999 (File No. 001-14525), as filed with the Commission on March 31, 1999)	*
10.6	Master Lease Agreement, dated as of April 22, 1998, between URS Real Estate, L.P., as Landlord, and URS Logistics, Inc., as Tenant (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K/A, dated March 12, 1999 (File No. 001-14525), as filed with the Commission on May 26, 1999)	*
10.7	First Amendment to Master Lease Agreement, dated as of March 10, 1999, between URS Real Estate, L.P. and URS Logistics, Inc. (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K/A, dated March 12, 1999 (File No. 001-14525), as filed with the Commission on May 26, 1999)	*
10.8	Second Amendment to Master Lease Agreement, effective as of February 22, 2001, between URS Real Estate, L.P. and AmeriCold Logistics, LLC (incorporated by reference to Exhibit 10.7(A) of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (File No. 001-14525), as filed with the Commission on May 11, 2001)	*
10.9	Assignment and Assumption of Master Lease, dated as of March 11, 1999, between URS Logistics, Inc. and AmeriCold Logistics II, LLC (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K/A, dated March 12, 1999 (File No. 001-14525), as filed with the Commission on May 26, 1999)	*

* Incorporated by reference.

Exhibit No.

10.10	Master Lease Agreement, dated as of April 22, 1998, between AmeriCold Real Estate, L.P., as Landlord and AmeriCold Corporation, as Tenant (incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K/A, dated March 12, 1999 (File No. 001-14525), as filed with the Commission on May 26, 1999)	*
10.11	First Amendment to Master Lease Agreement, dated as of March 10, 1999, between AmeriCold Real Estate, L.P. and AmeriCold Logistics, LLC (incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K/A, dated March 12, 1999 (File No. 001-14525), as filed with the Commission on May 26, 1999)	*
10.12	Second Amendment to Master Lease Agreement, effective as of February 22, 2001, between AmeriCold Real Estate, L.P. and AmeriCold Logistics, LLC (incorporated by reference to Exhibit 10.10(A) of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (File No. 001-14525), as filed with the Commission on May 11, 2001)	*
10.13	Assignment and Assumption of Master Lease, dated as of February 28, 1999, between AmeriCold Corporation and AmeriCold Logistics, LLC (incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K/A, dated March 12, 1999 (File No. 001-14525), as filed with the Commission on May 26, 1999)	*
10.14	Master Lease Agreement, dated as of March 11, 1999, between URS Logistics, Inc., as landlord, and AmeriCold Logistics II, LLC, as Tenant (incorporated by reference to Exhibit 10.8 of the Company's Current Report on Form 8-K/A, dated March 12, 1999 (File No. 001-14525), as filed with the Commission on May 26, 1999)	*
10.15	Amendment to Master Lease Agreement, dated as of November 30, 1999, between URS Logistics, Inc., and AmeriCold Logistics, LLC. (incorporated by reference to Exhibit 10.12(A) of the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 001-14525), as filed with the Commission on March 14, 2002)	*
10.16	Second Amendment to Master Lease Agreement, effective as of February 22, 2001, between AmeriCold Corporation, as successor to URS Logistics, Inc., and AmeriCold Logistics, LLC (incorporated by reference to Exhibit 10.12(A) of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (File No. 001-14525), as filed with the Commission on May 11, 2001)	*
10.17	Third Amendment to Master Lease Agreement, dated as of December 27, 2001, between AmeriCold Corporation, as successor to URS Logistics, Inc., and AmeriCold Logistics, LLC (incorporated by reference to Exhibit 10.12(C) of the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 001-14525), as filed with the Commission on March 14, 2002)	*
10.18	Master Lease Agreement, dated as of February 28, 1999, between AmeriCold Corporation, as Landlord, and AmeriCold Logistics, LLC, as Tenant (incorporated by reference to Exhibit 10.9 of the Company's Current Report on Form 8-K/A, dated March 12, 1999 (File No. 001-14525), as filed with the Commission on May 26, 1999)	*

* Incorporated by reference.

Exhibit No.

10.19	Amendment to Master Lease Agreement, dated November 30, 1999, between AmeriCold Corporation and AmeriCold Logistics, LLC (incorporated by reference to Exhibit 10.13(A) of the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 001-14525), as filed with the Commission on March 14, 2002)	*
10.20	Second Amendment to Master Lease Agreement, effective February 22, 2001, between AmeriCold Corporation and AmeriCold Logistics, LLC (incorporated by reference to Exhibit 10.13(A) of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (File No. 001-14525), as filed with the Commission on May 11, 2001)	*
10.21	Third Amendment to Master Lease Agreement, dated as of December 27, 2001, between AmeriCold Corporation and AmeriCold Logistics, LLC (incorporated by reference to Exhibit 10.13(C) of the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 001-14525), as filed with the Commission on March 14, 2002)	*
10.22	Master Lease Agreement, dated as of March 11, 1999, between each of the entities listed on Exhibit A thereto, collectively as Landlord, and AmeriCold Logistics, LLC, as Tenant (incorporated by reference to Exhibit 10.10 of the Company's Current Report on Form 8-K/A, dated March 12, 1999 (File No. 001-14525), as filed with the Commission on May 26, 1999)	*
10.23	Amendment to Master Lease Agreement, dated as of November 30, 1999, by and among each of the entities listed on Exhibit A to the lease, or their successors thereto, and AmeriCold Logistics, LLC (incorporated by reference to Exhibit 10.14(A) of the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 001-14525), as filed with the Commission on March 14, 2002)	*
10.24	Second Amendment to Master Lease Agreement, dated as of March 22, 2000, among each of the entities identified on Exhibit A thereto, collectively as Landlord, and AmeriCold Logistics, LLC, as Tenant (incorporated by reference to Exhibit 10.14(A) of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (File No. 001-14525), as filed with the Commission on May 9, 2000)	*
10.25	Third Amendment to Master Lease Agreement, effective as of February 22, 2001, by and among each of the entities listed on Exhibit A to the lease, or their successors thereto, and AmeriCold Logistics, LLC (incorporated by reference to Exhibit 10.14(B) of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (File No. 001-14525), as filed with the Commission on May 11, 2001)	*
10.26	Fourth Amendment to Master Lease Agreement, dated as of December 27, 2001, by and among each of the entities listed on Exhibit A to the lease, or their successors thereto, and AmeriCold Logistics, LLC (incorporated by reference to Exhibit 10.14(D) of the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 001-14525), as filed with the Commission on March 14, 2002)	*

* Incorporated by reference.

Exhibit No.

10.27	Master Lease Agreement, dated as of March 11, 1999, between VC Omaha Holdings, L.L.C. and Carmar Freezers Thomasville L.L.C., together as Landlord, and AmeriCold Logistics, LLC, as Tenant (incorporated by reference to Exhibit 10.11 of the Company's Current Report on Form 8-K/A, dated March 12, 1999 (File No. 001-14525), as filed with the Commission on May 26, 1999)	*
10.28	Amendment to Master Lease Agreement, dated as of November 30, 1999, between VC Omaha Holdings, L.L.C., and Carmar Freezers Thomasville L.L.C., together as Landlord, and AmeriCold Logistics, LLC (incorporated by reference to Exhibit 10.15(A) of the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 001-14525), as filed with the Commission on March 14, 2002)	*
10.29	Second Amendment to Master Lease Agreement, effective as of February 22, 2001, between VC Omaha Holdings, L.L.C., and Carmar Freezers Thomasville L.L.C, together as Landlord, and AmeriCold Logistics, LLC (incorporated by reference to Exhibit 10.15(A) of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (File No. 001-14525), as filed with the Commission on May 11, 2001)	*
10.30	Third Amendment to Master Lease Agreement, dated as of December 27, 2001, between VC Omaha Holdings, L.L.C., and Carmar Freezers Thomasville L.L.C., together as Landlord, and AmeriCold Logistics, LLC (incorporated by reference to Exhibit 10.15(C) of the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 001-14525), as filed with the Commission on March 14, 2002)	*
10.31	Amended and Restated Limited Liability Company Agreement of Transportal Network, LLC, a Delaware Limited Liability Company (incorporated by reference to Exhibit 10.17 of the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2000 (File No. 001-14525), as filed with the Commission on August 7, 2000)	*
10.32	Consolidation of Master Lease Agreements, dated as of January 23, 2002, made among (i) VC Omaha Holdings L.L.C., and Carmar Freezers Thomasville L.L.C., together as Landlord I, (ii) VC Freezer Amarillo, L.P., VC Freezer Fremont L.L.C., VC Freezer Garden City L.L.C., VC Freezer Phoenix, L.L.C., VC Freezer Sioux Falls L.L.C., VC Freezer Springdale L.L.C., VC Freezer Russellville L.L.C., VC Freezer Texarkana L.L.C., Carmar Freezers Russellville L.L.C., VC Freezer Fort Worth L.L.C., AmeriCold Corporation, VC Freezer Kentucky L.L.C., VC Freezer Massillon, L.L.C., VC Freezer Strasburg L.L.C., VC Freezer Babcock L.L.C., together as Landlord II, (iii) AmeriCold Corporation as Landlord III, and (iv) AmeriCold Logistics, LLC as tenant (incorporated by reference to Exhibit 10.18 of the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2002 (File No. 001-14525), as filed with the Commission on May 2, 2002)	*
10.33	Secured Promissory Note from AmeriCold Logistics, LLC to Vornado Operating L.P., effective as of March 11, 2002 (incorporated by reference to Exhibit 10.33 of the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2002 (File No. 001-14525), as filed with the Commission on November 14, 2002)	*

---

* Incorporated by reference.

Exhibit No.

10.34	Security Agreement by and between AmeriCold Logistics, LLC and Vornado Operating L.P., dated March 11, 2002 (incorporated by reference to Exhibit 10.34 of the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2002 (File No. 001-14525), as filed with the Commission on November 14, 2002)	*
10.35	Consent of Vornado Operating L.P. and COPI Cold Storage L.L.C., dated November 5, 2002 (incorporated by reference to Exhibit 10.35 of the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2002 (File No. 001-14525), as filed with the Commission on November 14, 2002)	*
10.36	Promissory Note from AmeriCold Logistics, LLC to Vornado Operating L.P., dated June 6, 2001	
10.37	Guaranty by AmeriCold Logistics, LLC and the other guarantors listed therein, in favor of Vornado Operating L.P. and the other lenders listed therein, dated June 6, 2001	
10.38	Security Agreement by AmeriCold Logistics, LLC and the other pledgors listed therein, in favor of Vornado Operating L.P. and the other lenders listed therein, dated June 6, 2001	
10.39	First Allonge and Amendment to Promissory Note by and between AmeriCold Logistics, LLC, Vornado Operating L.P. and the guarantors listed therein, effective as of March 11, 2002	
10.40	Purchase Agreement by and between Vornado Crescent Carthage and KC Quarry L.L.C. and AmeriCold Logistics, LLC, dated December 31, 2002	
10.41	Purchase and Assignment Agreement by and between Vornado Crescent Carthage and KC Quarry L.L.C. and AmeriCold Logistics, LLC, dated December 31, 2002	
10.42	First Amendment to Purchase and Assignment Agreement by and between Vornado Crescent Carthage and KC Quarry L.L.C. and AmeriCold Logistics, LLC, dated December 31, 2002	
10.43	Deferred Rent Agreement between Crescent Real Estate Equities and Vornado Realty Trust, as Landlord, and AmeriCold Logistics, LLC, as Tenant, dated March 7, 2003	
21	Subsidiaries of Vornado Operating Company	
23	Consent of Deloitte & Touche LLP	

* Incorporated by reference.

CORPORATE INFORMATION

Board of Directors

Steven Roth+
Chairman of the Board and Chief Executive Officer of Vornado Realty Trust (a real estate investment trust); Managing General Partner, Interstate Properties (an owner of shopping centers and an investor in securities and partnerships)

Michael D. Fascitelli+
President, Vornado Realty Trust

Douglas H. Dittrick*
President and Chief Executive Officer of Douglas Communications Corporation II (a cable television company)

Martin Rosen*#
President of United Yarn Products Co., Inc. (a manufacturer of synthetic fiber)

Richard R. West*#
Dean Emeritus, Leonard N. Stern School of Business, New York University

Russell B. Wight, Jr.+
General Partner of Interstate Properties

Officers

Steven Roth
Chairman of the Board and
Chief Executive Officer

Michael D. Fascitelli
President

Joseph Macnow
Executive Vice President – Finance and Administration and Chief Financial Officer

---

*Member of the Audit Committee
#Member of the Compensation Committee
+Member of the Executive Committee

Company Data

Executive Offices

888 Seventh Avenue,
New York, New York 10019

Independent Auditors

Deloitte & Touche LLP
Parsippany, New Jersey

General Counsel

Sullivan & Cromwell LLP
New York, New York

Transfer Agent and Registrar

Wachovia Bank, N.A.
Charlotte, North Carolina

Report On Form 10-K

Stockholders may obtain a copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission free of charge (except for exhibits) by writing to the Secretary, Vornado Operating Company, 888 Seventh Avenue, New York, New York 10019. Stockholders may obtain a copy of any exhibit not contained herein for a fee not to exceed the Company's reasonable expenses in furnishing such exhibit.

Annual Meeting

The Annual Meeting of Stockholders of Vornado Operating Company, will be held on Wednesday, May 28, 2003 at the Marriott Hotel, Interstate 80 and the Garden State Parkway, Saddle Brook, New Jersey 07663.

Stock Listing

American Stock Exchange - VOO

